Form 10-K, Exhibit 13
period 1993-12-31
HOME BENEFICIAL CORP
filed 1994-03-22
CIK 48174

1993 ANNUAL REPORT
HOME BENEFICIAL CORPORATION
FINANCIAL HIGHLIGHTS

                                                          1993             1992
Life insurance in force (In 000's)                   $    9,988,596   $    9,791,458
Total assets                                         $1,280,233,898   $1,248,432,740
Stockholders' equity                                 $  473,262,392   $  460,441,396
Total revenues                                       $  213,243,445   $  211,529,375
Net income                                           $   42,614,453   $   17,033,486
Per Share
  Net income                                         $         2.35   $          .92
  Dividends paid                                     $         .775   $          .76
  Book value                                         $        26.38   $        24.85

CONTENTS

Financial Highlights.................................................................     1
The Business of Home Beneficial Corporation..........................................     3
A Message to Our Stockholders........................................................     4
Consolidated Financial Statements....................................................     6
Notes to Consolidated Financial Statements...........................................    11
Report of Ernst & Young, Independent Auditors........................................    18
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.....................................    19
Quarterly Financial Information and Market and
   Dividend Information..............................................................    21
Record of Growth of Insurance and Selected Consolidated Financial Data...............    22
Directors and Officers...............................................................    23

THE BUSINESS OF HOME BENEFICIAL CORPORATION
Home Beneficial Corporation is a holding company domiciled in the state of Virginia with one principal operating subsidiary, Home Beneficial Life Insurance Company (the Life Company), which is engaged in the life and accident and health insurance business. The Life Company sells group life insurance and substantially all the forms of ordinary insurance, including universal life, whole life, term, and annuities, together with accidental death and disability riders. The Life Company's business is concentrated in six Mid-Atlantic states and the District of Columbia and its policies are marketed through its own sales force of approximately 1150 full time personnel.
ANNUAL MEETING
The Annual Meeting of the stockholders of Home Beneficial Corporation will be held on Tuesday, April 5, 1994 at 10:00 a.m. at the Corporation's Home Office, 3901 West Broad Street, Richmond, Virginia 23230.
(logo)      HOME BENEFICIAL CORPORATION


HOME OFFICE                    TRANSFER AGENT AND REGISTRAR
3901 West Broad Street         First Union National Bank of North Carolina
P.O. Box 27572                 Shareholders Services Group -- 1154
Richmond, Virginia 23261       230 S. Tryon Street -- 10th Floor
                               Charlotte, North Carolina 28288-1154

A MESSAGE TO OUR STOCKHOLDERS
[PLACE PICTURE HERE]
R. W. Wiltshire, Jr.
     lthough your Corporation, as well as the rest of the life insurance industry, continued to operate in a very difficult environment during 1993, we are pleased to report some important areas of progress and comment on some of the challenges that affected our results for the year.
A
As can be seen from our Financial Highlights Page, Home Beneficial Corporation continued making progress in 1993 by achieving record performance in many of the categories used to measure the growth and financial strength of a life insurance company.
Our life insurance in force reached a new high, coming very close to achieving the $10 billion mark for the first time in the Company's history.
The quality of our assets remained strong, growing by $32 million over the previous year and reaching an all-time high of $1.28 billion. It should be noted that assets would have increased an additional $14 million, however, the Corporation used those funds to repurchase its own common stock at a cost below its book value per share. Net yield on invested assets for 1993 was 7.77%, which compares favorably with the American Council's estimated rate for United States life insurance companies.
One of the most important questions frequently asked by the average stockholder is what is the true value of my stock. Total stockholders' equity at the end of 1993 amounted to over $473 million and breaks down to a value of $26.38 per share. (This per share amount compares to $24.85 per share for 1992, a 6.1% increase.) As you know, this amount does not include a dollar value for the enviable reputation which Home Beneficial has enjoyed since 1899 nor does it include any value for its sales force of successful full time agents, staff managers and managers.
The Corporation's 1993 revenues totaled $213.2 million which compares to $211.5 million for the 1992 period. Premium income of $116.4 million was down 1.3% from the $117.9 million for 1992 due primarily to reduced sales in 1993. Investment income, net of expenses, increased during 1993 to $96.9 million with $10.8 million ($.37 per share) being attributed to realized investment gains versus $93.6 million of which $2.9 million ($.10 per share) were realized gains during 1992. Excluding realized investment gains
                                       4
from both periods, net investment income for 1993 was down 5.1%.
The downward trend in our investment income resulting from lower yielding bonds and mortgages continued throughout the year. However, in spite of interest rates for most of the year being at their lowest yields in more than two decades, the Corporation's consolidated net income amounted to $42.6 million or $2.35 per share. This compares to $46.5 million or $2.50 per share before the cumulative effect of the 1992 accounting change, and $17 million or $.92 per share after the change.
Your Corporation continues to be among a very few elite companies in the United States with such a long record of consecutive yearly dividend increases. The Corporation and its predecessor, Home Beneficial Life Insurance Company, have paid dividends without interruption for 87 years and cash dividend payments have been increased for 30 consecutive years. Dividends to stockholders in 1993 amounted to $.775 per share, an increase over the $.76 per share paid in 1992. As you may recall from our 1992 report, we began to make a major investment in new technology. During 1993 we implemented some major steps in its use and considerably more implementation will continue during 1994. While this has been disruptive and time consuming for our agency force and has been partially responsible for a slowdown in our life insurance sales, over the long term, the Corporation, our agents, and our policyowners will all be beneficiaries of these technolog-ical advances which will keep us competitive in today's constantly changing marketplace.
We hope that as stockholders you share our pride in knowing that only 2% of the 2,000 legal reserve life insurance companies in the United States have been in business as long as Home Beneficial Life Insurance Company, which is now in its ninety-fifth year of operation. Also, you should know that long time insurance authority A. M. Best Company has assigned Home Beneficial Life Insurance Company to its highest category of Superior, which category only includes 13.3% of the 1708 life/health insurers evaluated. Home Beneficial was assigned the rating of A+ Superior. In its rating A. M. Best Company acknowledges the excellent quality and performance of the investment portfolio, the Company's continued profitability, and the exceptionally strong capitalization position.
Although these are challenging times, given our financial strength and our dedicated employees, these are also times of opportunity.
R. W. Wiltshire
Chairman of the Board
R. W. Wiltshire, Jr.
President and
Chief Executive Officer
                                       5

HOME BENEFICIAL CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1993 AND 1992
                                     ASSETS

                                                                                      1993               1992
INVESTMENTS -- Note 2
  Fixed maturities, at amortized cost (approximate
     market: 1993, $737,966,196; 1992, $591,893,538).........................    $  705,683,386     $  561,658,877
  Equity securities, at market
     (cost: 1993, $6,922,789; 1992, $5,846,946)..............................        27,281,131         28,566,775
  Mortgage loans on real estate..............................................       316,371,747        382,507,665
  Policy loans...............................................................        52,738,134         52,073,734
  Short-term investments.....................................................        35,506,190         90,402,480
  Other......................................................................         6,360,115          1,200,581
     Total investments.......................................................     1,143,940,703      1,116,410,112
CASH.........................................................................         6,039,294          3,345,413
ACCRUED INVESTMENT INCOME....................................................        16,688,448         15,106,542
RECEIVABLES -- uncollected premiums..........................................         5,065,577          4,926,048
DEFERRED POLICY ACQUISITION COSTS............................................        96,368,346         95,818,280
PROPERTY AND EQUIPMENT, AT COST
  (less accumulated depreciation: 1993, $6,160,296;
  1992, $5,727,110)..........................................................         8,264,073          8,509,731
DEFERRED CHARGES AND OTHER ASSETS............................................         3,867,457          4,316,614
                                                                                 $1,280,233,898     $1,248,432,740

See accompanying notes.
                                       6

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                      1993               1992
LIABILITIES
  Policy liabilities and accruals -- Note 1
     Future policy benefits..................................................    $  649,964,396     $  636,966,417
     Unearned premiums.......................................................        25,934,028         25,443,064
     Policy claims and benefits payable......................................        10,160,984          9,773,158
       Total policy liabilities and accruals.................................       686,059,408        672,182,639
  Other policyholder funds...................................................        61,246,483         54,986,336
  Income taxes -- Notes 2 and 5
     Current.................................................................         1,345,269          1,195,269
     Deferred................................................................         1,287,500          5,362,500
       Total income taxes....................................................         2,632,769          6,557,769
  Other liabilities..........................................................        57,032,846         54,264,600
       Total liabilities.....................................................       806,971,506        787,991,344
COMMITMENTS AND CONTINGENT LIABILITIES -- Note 3
STOCKHOLDERS' EQUITY -- Notes 2, 6 and 7
  Capital stock
     Class A Common Stock, Voting, $.3125 par value, 12,800,000 shares authorized; 8,476,576 issued at December 31, 1993 and
       December 31, 1992.....................................................         2,648,930          2,648,930
     Class B Common Stock, Non-Voting, $.3125 par value,
       19,200,000 shares authorized; 9,462,482 issued at December 31, 1993
       and 10,050,320 issued at December 31, 1992............................         2,957,025          3,140,725
       Total capital stock...................................................         5,605,955          5,789,655
  Net unrealized gains on equity securities less deferred
     income taxes............................................................        14,258,342         15,894,829
  Retained earnings..........................................................       453,398,095        438,756,912
       Total stockholders' equity............................................       473,262,392        460,441,396
                                                                                 $1,280,233,898     $1,248,432,740

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991

                                                                        1993             1992             1991
REVENUES
  Premiums......................................................    $116,369,121     $117,946,267     $103,492,622
  Net investment income -- Note 2...............................      96,874,324       93,583,108       93,913,440
       Total revenues...........................................     213,243,445      211,529,375      197,406,062
BENEFITS, CLAIMS AND EXPENSES
  Benefits and claims...........................................      94,609,539       88,416,743       76,095,778
  Underwriting, acquisition and insurance expenses
     Amortization of deferred policy acquisition
       costs....................................................      14,191,104       17,379,387       14,125,030
     Commissions and related sales expenses.....................      10,758,965        7,646,474        8,624,129
     General, administrative and other..........................      29,769,384       29,358,401       27,699,240
       Total benefits, claims and expenses......................     149,328,992      142,801,005      126,544,177
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE......................      63,914,453       68,728,370       70,861,885
INCOME TAXES -- Note 5
  Current.......................................................      24,650,000       21,825,000       23,350,000
  Deferred......................................................      (3,350,000)         425,000          150,000
       Total income taxes.......................................      21,300,000       22,250,000       23,500,000
Income Before Cumulative Effect of Change in Accounting
  Principle.....................................................      42,614,453       46,478,370       47,361,885
Cumulative Effect of Change in Accounting for Postretirement
  Medical Benefits -- Notes 1 and 4.............................              --      (29,444,884)              --
NET INCOME......................................................    $ 42,614,453     $ 17,033,486     $ 47,361,885

NET INCOME PER SHARE OF COMMON STOCK
  (Average shares outstanding:
  1993, 18,126,135; 1992, 18,600,224; and 1991,
     18,869,342) -- Notes 4 and 6...............................
  Income Before Cumulative Effect of Change in Accounting
     Principle..................................................    $2.35     $2.50     $2.51
  Cumulative Effect of Change in Accounting for Postretirement
     Medical Benefits...........................................       --     (1.58)       --
Net Income......................................................    $2.35     $ .92     $2.51

See accompanying notes.
                                       8

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                                        1993             1992             1991
Balance at beginning of year....................................    $438,756,912     $436,513,105     $413,496,621
Additions (deductions)
  Net income....................................................      42,614,453       17,033,486       47,361,885
  Dividends declared to stockholders (per share:
     1993, $.775; 1992, $.57; 1991, $.88)                            (14,014,459)     (10,596,241)     (16,573,446)
  Purchase and retirement of Class A and Class B
     Common Stock -- Note 6.....................................     (13,958,811)      (4,193,438)      (7,771,955)
Balance at end of year..........................................    $453,398,095     $438,756,912     $436,513,105

See accompanying notes.
                                       9

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
Increase (decrease) in cash

                                                                         1993               1992               1991
Operating Activities
  Net income....................................................    $   42,614,453     $   17,033,486     $   47,361,885
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation and amortization..............................         1,260,484          1,155,903          1,119,508
     Amortization of discount and premium on
       investments, net.........................................        (1,627,782)        (2,387,396)        (2,215,947)
     Increase in policy liabilities and accruals................        13,876,769         10,403,969         10,258,382
     Decrease in income tax liability...........................        (3,200,000)       (17,110,000)        (1,372,000)
     Policy acquisition costs deferred..........................       (14,741,170)       (21,814,363)       (21,788,073)
     Amortization of deferred policy acquisition costs..........        14,191,104         17,379,387         14,125,030
     Cumulative effect of accounting change.....................                --         44,644,884                 --
     Realized investment gains..................................       (10,802,968)        (2,857,454)           (61,092)
     Other......................................................           904,443         (3,371,660)        (3,364,017)
       Net cash provided by operating activities                        42,475,333         43,076,756         44,063,676
Investing Activities
  Proceeds from sales, calls or maturities of investments
     Fixed maturities...........................................       138,353,688         80,226,637         54,351,742
     Mortgage loans on real estate..............................       121,053,918        163,348,543         71,863,643
     Policy loans...............................................        10,173,381         10,187,598          8,990,521
     Short term investments, net................................        54,896,290             --  --         46,531,253
     Other......................................................         3,600,772          2,801,011          2,818,965
       Total proceeds...........................................       328,078,049        256,563,789        138,024,871
  Costs of investments acquired
     Fixed maturities...........................................       273,007,658        177,434,305         84,801,355
     Mortgage loans on real estate..............................        54,762,575         56,330,146         42,408,117
     Short term investments, net................................                --         38,739,935         26,929,219
     Policy loans...............................................        10,837,781         11,502,287         11,629,733
     Property and equipment and other...........................         7,354,663          1,597,951            119,743
       Total costs..............................................       345,962,677        285,604,624        165,888,167
          Net cash used in investing activities.................       (17,884,628)       (29,040,835)       (27,863,296)
Financing Activities
  Dividends paid................................................       (14,014,459)       (14,152,261)       (13,017,426)
  Purchase of Class A and Class B Common Stock..................       (14,142,511)        (4,252,500)        (7,892,780)
  Other.........................................................         6,260,146          5,139,732          5,960,266
       Net cash used in financing activities....................       (21,896,824)       (13,265,029)       (14,949,940)
Net increase in cash............................................         2,693,881            770,892          1,250,440
Cash at beginning of year.......................................         3,345,413          2,574,521          1,324,081
Cash at end of year.............................................    $    6,039,294     $    3,345,413     $    2,574,521

Supplemental disclosure of cash flow information
  Income tax payments...........................................    $24,500,000     $24,160,000     $24,872,000

See accompanying notes.
                                       10

HOME BENEFICIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1993, 1992 and 1991
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Consolidation -- The consolidated financial statements include the accounts of the Corporation, its principal subsidiary, Home Beneficial Life Insurance Company (the Life Company), and its other subsidiaries. All significant intercompany accounts and transactions are eliminated. The Corporation is engaged predominantly in the life and accident and health insurance business. Basis of Presentation -- The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles
   (GAAP), which reflect certain major adjustments to the Life Company's financial statements as filed with insurance regulatory authorities (statutory basis). See Note 7.
   Investments -- Fixed maturities (bonds, notes and redeemable preferred stocks), mortgage loans on real estate, and short-term investments are stated at cost adjusted where appropriate for amortization of premium or discount; equity securities (nonredeemable preferred and common stocks) are stated at market and policy loans are stated at unpaid balances. Realized investment gains and losses are included as a component of net investment income and unrealized investment gains and losses applicable to equity securities, less related deferred income taxes are included as a separate component of stockholders' equity. The cost of investments sold is generally determined under the specific identification method. Fixed maturities are generally held until maturity and not actively traded.
   Fair Value Disclosures -- The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial investments: The carrying amounts of cash and short-term investments reported in the balance sheet approximate their fair values. Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices and are recognized in the balance sheet. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair values for the Corporation's liabilities under investment-type insurance contracts (included with policy liabilities and accruals in the balance sheet) approximate recorded values.
   Revenues, Benefits, Claims, and Expenses
   Traditional Life Insurance Products -- Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and limited-payment life insurance policies. Premiums are recognized as revenues when due. Liabilities for policy benefits and expenses for traditional life insurance policies are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals, and other assumptions which were appropriate at the time the policies were issued based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Investment yield assumptions are graded and range from 9% to 3% and the weighted average assumed investment yield was approximately 4 1/2% for 1993. Unearned premiums include certain deferred profits on limited-payment policies which are being recognized in income over the estimated lives of the policies.
                                       11

   Interest-Sensitive Insurance Products -- Premiums for interest-sensitive policies are recorded in a policyholder account as a liability. Premium revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and policy administration. Surrender benefits reduce the account value. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefit claims incurred in excess of the account balances. Interest credit rates for interest-sensitive insurance products range from 7% to 5 1/2%. A liability equal to the current value of the policyholder accounts is included in other policyholder funds.
   Deferred Policy Acquisition Costs -- The costs of acquiring new business, principally commissions and certain policy underwriting and issue costs, which generally vary with and are primarily related to the production of new business have been deferred to the extent such costs are deemed recoverable from future premiums. Costs deferred related to traditional life insurance are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing future policy benefits. Costs deferred related to interest-sensitive policies are being amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. Income Taxes -- Income taxes have been provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates.
   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Corporation has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Corporation does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. The Corporation will apply the new rules starting in the first quarter of 1994. Presently, the Corporation classifies its debt securities as held-for-investment and carries them at amortized cost. The Corporation does not anticipate that any of its debt or equity securities would be classified as trading under the new Statement. At December 31, 1993, gross unrealized gains and gross unrealized losses on fixed maturities were $42 million and $10 million, respectively. The Corporation is in the process of analyzing its portfolio to determine the classification of specific securities under the new Statement.
2. INVESTMENT OPERATIONS
   The amortized cost and estimated market values of fixed maturities at December 31, 1993 and 1992 are as follows:

                                                                        GROSS          GROSS         ESTIMATED
                                                     AMORTIZED       UNREALIZED      UNREALIZED        MARKET
                      1993                              COST            GAINS          LOSSES          VALUE
US Treasury securities and obligations of
  US government corporations and
  agencies                                          $ 26,851,211     $ 5,339,258     $ 104,060      $ 32,086,409
Obligations of states and political
  subdivisions                                       249,926,041      14,077,275     3,825,618       260,177,698
Debt securities issued by foreign
  governments                                         24,818,059       1,592,771       100,454        26,310,376
Corporate securities                                 404,088,075      21,200,388     5,896,750       419,391,713
Totals                                              $705,683,386     $42,209,692     $9,926,882     $737,966,196

                                                                        Gross          Gross         Estimated
                                                     Amortized       Unrealized      Unrealized        Market
                      1992                              Cost            Gains          Losses          Value
US Treasury securities and obligations of
  US government corporations and
  agencies                                          $ 34,303,978     $ 4,867,840     $   31,577     $ 39,140,241
Obligations of states and political
  subdivisions                                       122,347,292       5,588,385        384,177      127,551,500
Debt securities issued by foreign
  governments                                         21,436,375         687,122        168,393       21,955,104
Corporate  securities                                383,571,232      22,564,628      2,889,167      403,246,693
       Totals                                       $561,658,877     $33,707,975     $3,473,314     $591,893,538

The amortized cost and estimated market value of fixed maturities at December 31, 1993 and 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                         1993                              1992
                                                                               ESTIMATED                         Estimated
                                                              AMORTIZED          MARKET         Amortized          Market
                                                                 COST            VALUE             Cost            Value
Due in one year or less                                      $ 16,477,258     $ 16,869,328     $ 21,917,763     $ 22,499,710
Due after one year through five years                         135,783,789      143,101,438      121,022,089      127,430,197
Due after five years through ten years                        455,504,674      471,802,055      300,696,372      313,897,054
Due after ten years                                            79,313,005       82,902,905       92,457,697       98,125,586
                                                              687,078,726      714,675,726      536,093,921      561,952,547
US government mortgage backed securities                       18,604,660       23,290,470       25,564,956       29,940,991
       Totals                                                $705,683,386     $737,966,196     $561,658,877     $591,893,538

There were no sales of investments in fixed maturities in 1993 or 1992. All proceeds were from calls or maturities.
The fair values of the Corporation's equity investments, which also represent the carrying amounts, are as follows at December 31, 1993 and 1992:

                                                                1993            1992
Common stocks                                                $26,463,873    $ 27,821,793
Non-redeemable preferred stocks                                  817,258         744,982
                                                             $27,281,131    $ 28,566,775

The carrying amounts and fair values of the Corporation's investments in mortgage loans and policy loans were as follows at December 31, 1993 and 1992:

                                                                         1993                              1992
                                                               CARRYING           FAIR           Carrying           Fair
                                                                AMOUNT           VALUE            Amount           Value
Commercial Mortgages                                         $144,399,440     $160,149,343     $146,038,819     $156,959,968
Residential Mortgages                                         171,972,307      187,226,892      236,468,846      258,496,723
                                                             $316,371,747     $347,376,235     $382,507,665     $415,456,691
Policy Loans                                                 $ 52,738,134     $ 53,515,890     $ 52,073,734     $ 50,482,481

Details of net investment income follow:

                                                          1993            1992            1991
Fixed maturities                                      $ 48,541,194     $44,811,324     $41,618,594
Equity securities                                          975,218       1,098,826       1,158,271
Mortgage loans on real estate                           33,667,861      42,680,116      49,155,460
Short-term investments                                   3,596,291       3,031,855       2,292,163
Realized investment gains                               10,802,968       2,857,454          61,092
Other                                                    3,305,772       3,070,378       2,864,458
  Total investment income                              100,889,304      97,549,953      97,150,038
Investment expenses                                     (4,014,980)     (3,966,845)     (3,236,598)
  Net investment income                               $ 96,874,324     $93,583,108     $93,913,440

Realized gains (losses) and unrealized gains (losses) representing the change in difference between value and cost (principally amortized cost for fixed maturities) on fixed maturities, equity securities and other investments for the three years ended December 31, 1993 are summarized below:

                                                                  Investment Gains (Losses)
                                                                          Change in
                                                          Realized       Unrealized          Net
1993
  Fixed maturities                                       $ 7,898,182     $ 2,048,149     $ 9,946,331
  Equity securities                                        2,904,686      (1,636,487)(1)   1,268,199
  Other                                                          100          --                 100
                                                         $10,802,968     $   411,662     $11,214,630
     (1)Net of $725,000, deferred income tax benefit.
1992
  Fixed maturities                                       $ 2,387,462     $(4,070,822)    $(1,683,360)
  Equity securities                                          469,877       1,323,466(1)    1,793,343
  Other                                                          115              --             115
                                                         $ 2,857,454     $(2,747,356)    $   110,098
     (1)Net of $650,000 deferred income taxes.
1991
  Fixed maturities                                       $  (319,695)    $28,831,907     $28,512,212
  Equity securities                                          325,044       3,911,164(1)    4,236,208
  Other                                                       55,743              --          55,743
                                                         $    61,092     $32,743,071     $32,804,163
     (1)Net of $1,950,000 deferred income taxes.

At December 31, 1993 gross unrealized gains relating to equity securities were $20,358,342, and there were no gross unrealized losses. The net unrealized gain of $14,258,342 included in stockholders' equity at December 31, 1993 is after reduction of $6,100,000 for deferred income taxes.
As of December 31, 1993 approximately 54% of the mortgage loans on real estate were on single family homes and 46% were on commercial properties such as apartments, shopping centers, office buildings and warehouses. Approximately 73% and 15%, respectively, of the mortgage loans are on properties geographically dispersed throughout Virginia and North Carolina. The Corporation manages the credit risk on its mortgage loan portfolio by, among other items, generally restricting loan to collateral value ratios to a maximum of 75% at the time the loan is made, limiting the total amount of loans outstanding by individual borrower and monitoring the type of loans and extent of geographic concentration within the region in which the Life Company operates.
No investment in any person or affiliates of the Corporation exceeded ten percent of stockholders' equity at December 31, 1993.
                                       14

3. REINSURANCE
   Future policy benefits and claims are stated after deducting benefits applicable to life insurance reinsured by other companies. The contingent liability for such deducted benefits was less than 1% of future policy benefits at December 31, 1993. Premiums related to such reinsurance are insignificant.
   The Life Company participates in several group life insurance programs as a reinsurer and also assumes reinsurance on a facultative (individual risk) basis from two other life insurance companies. Life insurance assumed relates principally to group life and represented approximately 17%, 18% and 7% of premium income for 1993, 1992 and 1991, respectively.
4. PENSION PLAN AND HEALTH AND LIFE INSURANCE BENEFITS
   A noncontributory defined benefit pension plan covers substantially all employees. The benefits are based on years of service and the employee's compensation. The pension liabilities and reserves are included in future policy benefits and held by the Life Company. No separate portfolio of related plan assets is maintained. The following table sets forth the plan's status as of the indicated actuarial valuation dates:

                                                                             December 31
                                                                        1993            1992
   Actuarial present value of benefit obligations:
   Vested                                                            $70,236,026     $65,117,503
   Nonvested                                                             871,087         890,651
   Total accumulated benefit obligations                             $71,107,113     $66,008,154
   Projected benefit obligation                                      $76,779,672     $71,504,154
   Unrecognized net transition asset                                 $ 5,665,037     $ 6,373,168

   The weighted-average discount rates used in determining the actuarial present value of the above projected benefit obligations were 7% and 7 1/2%, respectively, at December 31, 1993 and 1992. The rate of increase used for future compensation was 4.5% for both 1993 and 1992. The unrecognized net loss on the projected benefit obligation was $3,105,631 and $675,000 at December 31, 1993 and 1992, respectively.
   The components of net pension expense for 1993, 1992 and 1991 are as follows:

                                                             1993           1992           1991
   Service cost -- benefits earned                        $2,051,748     $1,961,296     $1,444,809
   Interest cost on projected benefit obligation           5,044,206      4,989,612      4,692,135
   Net amortization and deferral                            (708,131)      (708,331)    (1,059,103)
   Net pension expense                                    $6,387,823     $6,242,577     $5,077,841

   In addition to the Corporation's defined benefit pension plan, the Corporation has two defined benefit postretirement plans. The postretirement medical benefits plan covers all employees who were full time active employees at December 31, 1992, and all employees who had retired under the Corporation's pension plan as of that date. Employees who joined the Corporation on January 1, 1993 and subsequently are not eligible for participation in the postretirement medical benefits plan. The postretirement life insurance benefits plan covers all personnel who retire under the pension plan.
   The postretirement medical benefits plan reimburses plan participants who retired prior to January 1, 1993, for actual covered costs subject to specified deductibles and coinsurance. The Plan is contributory and participant contribution requirements may be increased periodically. With respect to active plan participants, the Plan will reimburse participants who reach retirement age while in an active employment status for the cost of health care insurance premiums up to a maximum benefit amount determined in accordance with the Plan based on years of service as of December 31, 1992. This maximum benefit amount determined as of December 31, 1992, is increased for interest only from January 1, 1993
                                       15
   until it is fully expended. The Corporation is self insured with respect to benefits under both the medical and the life insurance benefits plans. Effective January 1, 1992, the Corporation adopted SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of this accounting change for years prior to 1992, which is shown separately in the statement of income for 1992, was a charge of $29,444,884 (after related income taxes of $15,200,000). Excluding the cumulative effect, this change decreased net income for 1992 by $850,000.
   The following is an analysis of the Corporation's accumulated postretirement benefit obligation for postretirement medical and life insurance benefit plans as reflected in the consolidated balance sheet at December 31, 1993 and 1992:

                                                               1993           1992
   Retirees                                                 $40,127,381    $38,038,957
   Fully eligible active plan participants                    9,588,889      9,267,702
   Other active plan participants                             5,526,141      5,649,141
   Total                                                    $55,242,411    $52,955,800

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) at January 1, 1993 for the medical plan is 15% for participants under age 65, and 10.4% for participants over age 65. The trend rate for both groups is assumed to decrease gradually to 5 1/2% over approximately 17 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $2,800,000, and the net periodic postretirement benefit cost for 1993 by $200,000.
   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 and 1992 was 7% and 8%, respectively. Postretirement benefits expense was $4 million and $3.8 million for 1993 and 1992, respectively. This expense primarily represents interest expense on the accumulated postretirement benefit obligation.
5. FEDERAL INCOME TAXES
   Under the tax law in effect prior to 1984, $78,000,000 has been accumulated in a Policyholders' Surplus Account which has not been subject to taxation. Amounts, if any, distributed to stockholders from the account or exceeding prescribed balance limitations will become taxable at the then current federal income tax rates. Under the present circumstances, the Corporation does not anticipate such account becoming taxable and no provision has been made for the related deferred income taxes of $27,300,000.
   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax liabilities and assets as of December 31, 1993 and 1992 are as follows:

                                                               1993           1992
   Deferred tax liabilities:
   Deferred policy acquisition expenses                     $27,578,411    $27,984,652
   Discount on fixed maturities                               2,401,946      3,109,414
   Unrealized gain on equity securities                       7,110,810      7,630,111
   Other -- net                                               1,307,018      1,966,697
                                                             38,398,185     40,690,874
   Deferred tax assets
   Postretirement benefit obligation                         16,836,828     15,605,408
   Policy liabilities                                        16,623,005     16,024,256
   Other -- net                                               3,650,852      3,698,710
                                                             37,110,685     35,328,374
   Net deferred tax liabilities                             $ 1,287,500    $ 5,362,500

   The provision for income taxes differs from amounts computed by applying the statutory tax rate to income before income taxes, and these differences arise from the following:

                                                   1993                           1992                           1991
                                                        PERCENT OF                     Percent of                     Percent of
                                                         PRE-TAX                        Pre-Tax                        Pre-Tax
                                          AMOUNT          INCOME         Amount          Income         Amount          Income
   Tax computed at the
   prevailing statutory rate            $22,400,000         35.0%      $23,350,000         34.0%      $24,100,000         34.0%
   Deduct tax effect of:
   Special Life Company
   deductions                              (775,000)        (1.2)         (685,000)        (1.0)         (800,000)        (1.1)
   Other                                   (325,000)         (.5)         (415,000)         (.6)          200,000           .3
                                         (1,100,000)        (1.7)       (1,100,000)        (1.6)         (600,000)         (.8)
   Provision for income taxes           $21,300,000         33.3%      $22,250,000         32.4%      $23,500,000         33.2%

6. CAPITAL STOCK
   The Corporation purchased 587,838 shares of its Class B Common Stock in 1993 at a cost of $14,142,511. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $183,700 and $13,958,811, respectively.
   During 1992 the Corporation purchased 189,000 shares of its Class B Common Stock at a cost of $4,252,500. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $59,062 and $4,193,438, respectively.
   In 1991 the Corporation purchased 186,640 shares of its Class A Common Stock at a cost of $3,892,780 and 200,000 shares of its Class B Common Stock at a cost of $4,000,000. The costs were allocated to reduce Class A and Class B Common Stock par values by $58,325 and $62,500, respectively; and retained earnings by $7,771,955.
7. STOCKHOLDERS' EQUITY AND RESTRICTIONS
   Consolidated stockholders' equity at December 31, 1993 includes $128,250,000 representing GAAP adjustments and minimum statutory capital and surplus requirements of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation.
   In addition, the Corporation and the Life Company are subject to the provisions of the Insurance Holding Company Act of the State of Virginia, which governs transactions between the Corporation and the Life Company. The Act, among other things, (1) requires that transactions among affiliates be fair and reasonable, and (2) assures maintenance of reasonable statutory capital and surplus in relation to the insurer's outstanding liabilities and its other financial needs. Also the Act requires the prior approval of the State Corporation Commission for transactions among affiliates that exceed three percent of the insurer's admitted assets or twenty-five percent of the insurer's statutory capital and surplus, whichever is the lesser, and, at December 31, 1993 the maximum amount available under this provision without prior approval approximated $36,000,000. The payment of dividends in any one year by the Life Company without approval by the State Corporation Commission is limited to the lesser of (1) ten percent of the insurer's prior year end statutory capital and surplus, or (2) prior year statutory net gain from operations before realized capital gains or losses.
   On a statutory basis, the net gain from operations of the Life Company was $28,769,694, $26,349,212 and $31,145,973 for 1993, 1992 and 1991,
   respectively; and stockholder's equity (capital and surplus) for 1993, 1992 and 1991 was $325,866,987, $327,212,773 and $327,546,633, respectively.
                                       17

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Home Beneficial Corporation
We have audited the accompanying consolidated balance sheet of Home Beneficial Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Beneficial Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. As discussed in Note 4 to the consolidated financial statements, the Corporation changed its method of accounting for postretirement benefits other than pensions in 1992.
                                                                         (\sig\)
Richmond, Virginia
February 10, 1994
                                       18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL CONDITION
The Corporation is primarily engaged in the life insurance business which historically has provided a positive cash flow. By statute, the Life Company is required to invest in quality securities which provide ample protection for its policyholders. Policy liabilities of the Life Company are predominately long-term in nature and are supported primarily by long-term fixed maturity investments and mortgage loans on real estate. The market value of fixed maturities at December 31, 1993 exceeded the carrying value in the financial statements by $32 million, and there were no principal or interest payments past due. Over 99% of the mortgage loans on real estate were current for both principal and interest, and the Corporation is not aware of any potential problem loans. Cash and invested assets continue to increase and now total $1.2 billion, an increase of 2.7% over the previous year. The Corporation used approximately $14 million of internally generated funds to acquire 587,838 shares of its common stock during 1993. Cash and invested assets for 1993 exceeded total liabilities by 43%. The Life Company continually matches the investment portfolio to the cash flow demands of the types of insurance being written and maintains adequate cash and short-term investments to meet cash requirements for policy loans and voluntary policy terminations, as well as investment commitments. Policy loans increased less than $1 million for 1993 and account for less than 5% of total cash and invested assets.
As disclosed in the Notes to Consolidated Financial Statements at December 31, 1993, $128 million of consolidated stockholders' equity represents net assets of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation. However, this poses no liquidity concerns to the Corporation as it has sufficient cash flow to meet its operational requirements. In May 1993 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Corporation has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Corporation does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. The Corporation will apply the new rules starting in the first quarter of 1994. Presently, the Corporation classifies its debt securities as held-for-investment and carries them at amortized cost. The Corporation does not anticipate that any of its debt or equity securities would be classified as trading under the new Statement. At December 31, 1993, gross unrealized gains and gross unrealized losses on fixed maturities were $42 million and $10 million, respectively. The Corporation is in the process of analyzing its portfolio to determine the classification of specific securities under the new Statement.
In May 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 requires that impaired loans be valued at the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price, or the fair market value of the collateral if the loan is collateral dependent. The Corporation will be required to comply with SFAS No. 114 beginning in 1995. Management does not anticipate this Statement to have any significant effect, as the Corporation is not aware of any impaired loans. Effective December 31, 1993, the National Association of Insurance Commissioners adopted Risk-Based Capital (RBC) requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. The Corporation's capital is 1421% of the RBC requirements.
                                       19

RESULTS OF OPERATIONS
Premiums decreased 1.3% for 1993 compared to increases of 14% and 1.2%, respectively, for 1992 and 1991. The decline in 1993 premium income is due primarily to reduced individual sales. The majority of the premium increase in 1992 resulted from increased participation in a group reinsurance contract. Premium growth for 1991 resulted from improved individual life insurance sales and group premiums. Net investment income, excluding realized investment gains, decreased 5.1% compared to a decrease of 3.3% for 1992 and an increase of 1% for 1991. Investment income for the aforementioned three years has been affected by a continuing downward trend in portfolio interest rates. In addition, the Corporation has used $51 million of internally generated funds to repurchase 2.8 million shares of its common stock since August, 1990. Realized investment gains amounted to $10.8 million and $2.9 million, respectively, for 1993 and 1992. These gains resulted principally from calls and maturities of fixed maturity investments. Realized investment gains for 1991 were insignificant. Benefits and claims increased 7% and 16%, respectively, for 1993 and 1992, and decreased 2% in 1991. Individual mortality costs contributed to the 1993 increase, whereas 1992's increase resulted from a group reinsurance contract allocation. The decrease for 1991 resulted from individual mortality costs. The effective income tax rate on pretax income increased approximately 1% as a result of a change in the federal statutory rate effective January 1, 1993 from legislation enacted on August 10, 1993.
See A Message to Our Stockholders for further discussion and analysis of financial condition and results of operations.
                                       20

QUARTERLY FINANCIAL INFORMATION

                                                  First            Second           Third            Fourth
                                                Quarter(1)        Quarter          Quarter          Quarter
1993
  Premium income                               $ 29,125,783     $ 28,642,455     $ 28,960,706     $ 29,640,177
  Net investment income                          24,884,917       25,505,119       23,852,186       22,632,102
  Income before income
     taxes                                       17,029,491       17,673,931       14,416,080       14,794,951
  Net income                                     11,379,491       11,923,931        9,341,080        9,969,951
  Net income per share                                  .61              .66              .52              .56
1992
  Premium income                               $ 26,051,716     $ 25,599,280     $ 26,400,811     $ 39,894,460
  Net investment income                          24,498,852       23,510,050       23,327,676       22,246,530
  Income before income
     taxes and accounting
     change(1)                                   16,188,050       17,233,073       17,261,319       18,045,928
  Accounting change(1)                          (29,444,884)              --               --               --
  Net income (loss)                             (18,531,834)      11,808,073       11,711,319       12,045,928
  Net income per share
     Before accounting change                           .58              .64              .63              .65
     Accounting change(1)                             (1.58)              --               --               --
     Net                                              (1.00)             .64              .63              .65

(1) 1992 first quarter reflects an after tax charge of $29,444,884 ($1.58 per share) representing the cumulative effect of a change in accounting for postretirement medical benefits as of January 1, 1992.
MARKET AND DIVIDEND INFORMATION
The Corporation's Class B Non-Voting Common Stock is traded in the over-the-counter (OTC) market and is quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) under the Symbol HBENB. The Corporation's Class A Voting Stock is not publicly traded, but is entitled to the same cash dividend as Class B Non-Voting Common Stock. The approximate number of record holders of the Corporation's common stock at December 31, 1993 was 1800.
The following table gives the high and low prices of the Corporation's Class B Non-Voting Common Stock and the cash dividends paid per share for each quarter in the past two years.

                         High     Low     Dividend
1992
  First Quarter          $27 3/4  $21      $  .19
  Second Quarter          25      22 1/2      .19
  Third Quarter           29      22 1/2      .19
  Fourth Quarter          26 1/4  21 1/2      .19
1993
  First Quarter          $26 1/2  $24      $  .19
  Second Quarter          25      23 1/2     .195
  Third Quarter           26 1/4  23         .195
  Fourth Quarter          24      21 1/2     .195

RECORD OF GROWTH OF INSURANCE

         FIVE YEARS ENDED DECEMBER 31              1993              1992           1991           1990           1989
                                                                              ollars
                                                                            in
                                                                                sands)
Insurance in force at end of period
  Direct Sales
     Permanent.................................    $3,475,846     $3,493,455     $3,443,609     $3,355,675     $3,365,686
     Term......................................     1,046,115      1,048,076        775,688        726,634        641,216
       Total...................................     4,521,961      4,541,531      4,219,297      4,082,309      4,006,902
  Group........................................     5,466,635      5,249,927      2,328,608      2,546,885      2,586,094
       Total...................................    $9,988,596     $9,791,458     $6,547,905     $6,629,194     $6,592,996
New insurance written
  Direct Sales
     Permanent.................................    $  600,158     $  642,629     $  659,425     $  605,617     $  572,672
     Term......................................       196,247        359,406        191,217        142,733        133,792
       Total...................................       796,405      1,002,035        850,642        748,350        706,464
  Group........................................       258,174      3,215,242          1,015         31,937        104,049
     Total.....................................    $1,054,579     $4,217,277     $  851,657     $  780,287     $  810,513
Premium income
  Life and annuity.............................    $  107,091     $  107,650     $   93,720     $   93,043     $   92,402
  Accident and health..........................         9,278         10,296          9,773          9,184          7,165
     Total                                         $  116,369     $  117,946     $  103,493     $  102,227     $   99,567

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEARS ENDED DECEMBER 31                      1993               1992               1991               1990
Premium income...........................    $  116,369,121     $  117,946,267     $  103,492,622     $  102,226,755
Net investment income(1).................        96,874,324         93,583,108         93,913,440        136,837,263
Net income before accounting change......        42,614,453         46,478,370         47,361,885         66,618,365
Accounting change(2).....................                --        (29,444,884)                --                 --
Net income(1)............................        42,614,453         17,033,486         47,361,885         66,618,365
Net income per share(1)(2)
  Before accounting change...............              2.35               2.50               2.51               3.29
  Accounting change......................                --              (1.58)                --                 --
     Net.................................              2.35                .92               2.51               3.29
Dividends paid per share.................              .775                .76                .69               .645
Investments..............................     1,143,940,703      1,116,410,112      1,080,540,431      1,045,050,282
Total assets.............................     1,280,233,898      1,248,432,740      1,205,296,739      1,159,842,734
Total liabilities........................       806,971,506        787,991,344        748,363,554        729,716,372
Stockholders' equity.....................       473,262,392        460,441,396        456,933,185        430,126,362
Book value per share.....................             26.38              24.85              24.41              22.52
FIVE YEARS ENDED DECEMBER 31                    1989
Premium income...........................  $   99,566,509
Net investment income(1).................      87,878,660
Net income before accounting change......      44,283,448
Accounting change(2).....................              --
Net income(1)............................      44,283,448
Net income per share(1)(2)
  Before accounting change...............            2.13
  Accounting change......................              --
     Net.................................            2.13
Dividends paid per share.................             .59
Investments..............................     999,867,579
Total assets.............................   1,110,778,378
Total liabilities........................     707,364,694
Stockholders' equity.....................     403,413,684
Book value per share.....................           19.50

(1) Net investment income for 1990 includes realized investment gains of $43,853,598 which resulted primarily from the sale of the Corporation's interest in a major regional shopping center. Net income for 1990 includes $28,453,598 ($1.40 per share) of net realized investment gains. Realized investment gains and losses for 1989 and 1991 were insignificant. Realized gains were $10,802,968 and $2,857,454 in 1993 and 1992, respectively. The Corporation adopted Statement of Financial Accounting Standards No. 96, Accounting for Income Taxes in 1990. Adoption of this standard resulted in an increase in previously provided deferred income taxes of $8,000,000 ($.39 per share) which was included in income tax expense for the year ended December 31, 1990.
(2) The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions in 1992. Adoption of this Standard was recognized as an accounting change. See Note 4 of Notes to Consolidated Financial Statements.
                                       22

DIRECTORS
R. W. WILTSHIRE
                                                 W. B. WILTSHIRE, CLU
Chairman of the Board
                                                 Vice President
C. M. GLENN, JR.
                                                 H. D. GARNETT, CPA
Retired Vice President and
Treasurer
                                                 Vice President and Controller
L. W. RICHARDSON
                                                 G. T. RICHARDSON
Retired Vice President
                                                 Vice President
R. W. WILTSHIRE, JR.
                                                 W. G. HANCOCK
President and
Counsel
Chief Executive Officer
                                                 Partner, Mays & Valentine
J. M. WILTSHIRE, JR.
                                                 DIANNE N. COLLINS
Vice President, Secretary and
                                                 Community Volunteer
Counsel
OFFICERS OF HOME BENEFICIAL CORPORATION AND/OR
HOME BENEFICIAL LIFE INSURANCE COMPANY
*R. W. WILTSHIRE
                                                 *W. F. COLLINS, FLMI
 Chairman of the Board
 Auditor
*R. W. WILTSHIRE, JR.
                                                 H. H. NASH, FSA
 President and
 Actuary
 Chief Executive Officer
                                                 W. C. HANCOCK, M.D.
H. S. BOURNE
                                                  Medical Director
 Vice President
                                                 R. L. STILES
*J. M. WILTSHIRE, JR.
                                                  Asst. Vice President
 Vice President, Secretary and
                                                 W. A. FREELAND, FLMI, MAI
 Counsel
                                                  Asst. Vice President
*W. B. WILTSHIRE, CLU
                                                 R. I. KEMPTON
 Vice President
                                                  Asst. Vice President
*H. D. GARNETT, CPA
                                                 I. S. LLOYD, CLU
 Vice President and Controller
                                                  Asst. Vice President
*G. T. RICHARDSON
                                                 R. G. GILLISPIE, FLMI
 Vice President
                                                  Asst. Vice President
W. T. MACE
                                                 A. N. FASTIGE
 Vice President
                                                  Asst. Vice President
C. P. PARRISH, FLMI
                                                 W. A. SIMMONS
 Vice President
                                                  Asst. Vice President
E. L. JOHNSON, III, FSA
                                                 R. L. STEVENS
 Vice President and
                                                  Asst. Vice President
 Chief Actuary
                                                 J. P. WINN
G. E. MOORE, JR., FSA
                                                  Asst. Vice President
 Vice President and
                                                 C. L. MARSH, CFA, CPA, FLMI
 Actuary
                                                  Asst. Vice President
*B. P. BOYD
                                                 R. R. POSA, FSA
 Vice President and
                                                  Asst. Actuary
 Asst. Secretary
                                                 H. C. HUTCHERSON
A. O. BENNETT, FLMI
                                                  Asst. Actuary
 Vice President
                                                 G. T. NUCKOLLS, JR.
H. E. ROACH
                                                  Asst. Secretary
 Vice President
                                                 H. J. SMITH
K. H. BOGGS, Jr.
                                                  Asst. Secretary
 Vice President
                                                 *W. G. HANCOCK
*D. M. WESTERHOUSE, JR., CPA
 Counsel
 Treasurer
*Officers of both the Corporation and the Life Company. Others are officers of the Life Company.
MAYS & VALENTINE, General Counsel
                                       23