Form 10-K, Exhibit 13
period 1994-12-31
HOME BENEFICIAL CORP
filed 1995-03-21
CIK 48174

1994 ANNUAL REPORT
HOME BENEFICIAL CORPORATION
FINANCIAL HIGHLIGHTS

                                                         1994              1993
Life insurance in force (In 000's)                  $   10,223,828    $    9,988,596
Total assets                                        $1,288,826,060    $1,280,233,898
Net operating income before realized investment
    gains (losses), net of
    income taxes                                    $   36,238,568    $   35,911,485
Realized investment (losses) gains, before income
    taxes                                           $      (42,592)   $   10,802,968
Net income                                          $   36,195,976    $   42,614,453
Per Share
  Net operating income before realized investment
     gains (losses), net of
     income taxes                                   $         2.04    $         1.98
  Realized investment (losses) gains, net
     of income taxes                                $            0    $          .37
  Net income                                        $         2.04    $         2.35
  Dividends paid                                    $         .795    $         .775
  Book value                                        $        26.58    $        26.38

CONTENTS

Financial Highlights.................................................................     1
The Business of Home Beneficial Corporation..........................................     3
A Message to Our Stockholders........................................................     4
Consolidated Financial Statements....................................................     6
Notes to Consolidated Financial Statements...........................................    11
Report of Ernst & Young LLP, Independent Auditors....................................    18
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.....................................    19
Quarterly Financial Information and Market and
   Dividend Information..............................................................    21
Record of Growth of Insurance and Selected Consolidated Financial Data...............    22
Directors and Officers...............................................................    23

THE BUSINESS OF HOME BENEFICIAL CORPORATION
Home Beneficial Corporation is a holding company domiciled in the state of Virginia with one principal operating subsidiary, Home Beneficial Life Insurance Company (the Life Company), which is engaged in the life and accident and health insurance business. The Life Company sells group life insurance and substantially all the forms of ordinary insurance, including universal life, whole life, term, and annuities, together with accidental death and disability riders. The Life Company's business is concentrated in six Mid-Atlantic states and the District of Columbia and its policies are marketed through its own sales force of approximately 1150 full time personnel.
ANNUAL MEETING
The Annual Meeting of the stockholders of Home Beneficial Corporation will be held on Tuesday, April 4, 1995 at 10:00 a.m. at the Corporation's Home Office, 3901 West Broad Street, Richmond, Virginia 23230.

(logo)        HOME BENEFICIAL CORPORATION

HOME OFFICE                    TRANSFER AGENT AND REGISTRAR
3901 West Broad Street         First Union National Bank of North Carolina
P.O. Box 27572                 Shareholders Services Group -- 1154
Richmond, Virginia 23261       230 S. Tryon Street -- 10th Floor
                               Charlotte, North Carolina 28288-1154

A MESSAGE
TO OUR STOCKHOLDERS
     or the life insurance industry, 1994 was an especially trying year as consumers and regulators shifted their attention away from the financial solvency and soundness of companies to issues relating to market conduct. Insurers continued working diligently trying to allocate resources between maintaining a financially sound company with a solid public image while at the same time contending with economic uncertainty, regulatory pressures, consumer preferences and growing competition. The word "change" seems to be the best word to describe our industry and one that will be with us for many more years.
F
Your Company entered the year with high expectations of improvement over the previous year, concentrating our efforts on the final installation of our field accounting system and increasing investment income, excluding realized investment gains (losses), as the year progressed. Our efforts were directed to these areas because if we are to grow, it will come from the technology developed in our field accounting system along with increasing our investment income. Sales practices and policyholder services have always separated the leading companies in our industry from the rest. Without our new system, your Company could not maintain a leadership position in those areas.
We are pleased to report that in October the final conversion was made to our new system. The success we enjoyed did not happen by coincidence but, on the contrary, was a reflection of the team work, planning and hard work done during the year by a lot of people. We are grateful to our agency force and all of our home office personnel who backed them up. The credit for the success we highlight in this 1994 report goes to them.
The Corporation's net operating income was $36,238,568 or $2.04 per share compared to
1993 results of $35,911,485 or $1.98 per share. On a per share basis, operating income for 1994 improved by 3%. Net income of $36.2 million trailed 1993 results of $42.6 mil-
lion due to realized investment gains in our securities portfolio during 1993. Per share dividends paid to stockholders for the year totaled $.795 compared to $.775 the previous year. The Corporation and its predecessor, Home Beneficial Life Insurance Company, have paid dividends each year without interruption since 1906 with the amount increasing every year since 1963.
The Life Company celebrated its 95th anniversary in 1994 and for the first time in its history, life insurance in force rose above the $10 billion mark, ending the year at a record $10.2 billion. Total assets of $1.3 billion along with total investments under management also reached an all time high. Net investment income in the fourth quarter, excluding realized investment gains (losses), moved ahead of 1993 fourth quarter, resulting in the first increase in quarterly comparison during the year. We were very pleased to have attained our goal of a quarterly increase during the 1994 year.
In January, 1994, the Corporation adopted Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Standard permits bonds to be valued in the balance sheet at amortized value or market value or a combination of both. We chose to carry our entire bond portfolio at market value in order to give us as much flexibility as possible in managing this account. While this did not affect our income statement, it did affect stockholders' equity. As interest rates go up bond prices go down and vice versa. A major investment firm stated, and I quote, "While there were many cross currents affecting the insurance group, sharply rising interest rates represented the most important factor, as the bond markets suffered their worst setback in over six decades." In over 60 years you might have thought the Financial Accounting Standards Board could have chosen a better year for the final adoption of this Standard. Your Company lost $.97 per share in book value due to
BOARD OF DIRECTORS Standing, left to right: W. B. Wiltshire; J. M. Wiltshire, Jr.; Dianne N. Collins; W. G. Hancock; H. D. Garnett; G. T. Richardson. Seated, Left to Right: L. W. Richardson; R. W. Wiltshire; R. W. Wiltshire, Jr.; C. M. Glenn, Jr.
the adoption of Standard 115. We are pleased to report that in spite of that $.97 adjustment, book value per share for the Corporation increased to $26.58. During 1994, two outside authorities in the insurance field recognized the Corporation for its outstanding achievements. A. M. Best Company assigned Home Beneficial Life Insurance Company to its highest category of Superior, which category includes less than 15% of the 1566 life/health insurers evaluated. The Company was assigned the rating of A+ Superior. Ward Financial Group, an investment banking firm specializing in the insurance industry, completed its in-depth analysis of the life/health industry in 1994. Based upon that analysis, your Company was named to the 1994 Ward's 50 benchmark group for achieving outstanding financial results in the areas of safety, consistency and performance over the past five years. While Ward's did not rank the 50 companies numerically, their universe included some 2000 life/health insurers.
In conclusion, as we look to the years ahead, many of the issues and challenges we faced in
1994 will still exist. We have always depended on technology for productivity improvements in the home office. That will not change; it will only happen more quickly and involve our field personnel more directly. Your management is very conscious of its responsibilities to you, our stockholders, and at the same time, we realize that the Company's success will depend on quality sales production and service through a well trained agency organization. Therefore, we will continue investing for the future, in personnel, training and technology in order to give our sales force the tools needed to maintain a leadership position in the communities we serve.
R. W. Wiltshire
Chairman of the Board
R. W. Wiltshire, Jr.
President and
Chief Executive Officer

HOME BENEFICIAL CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1994 AND 1993
                                     ASSETS

                                                                                      1994               1993
INVESTMENTS -- Note 2
  Securities available-for-sale at fair value
     Fixed maturities (1994 amortized cost: $718,305,895)                        $  691,976,855     $           --
     Equities (cost: 1994, $9,728,145; 1993, $6,922,789).....................        24,229,849         27,281,131
  Fixed maturities, at amortized cost (1993 approximate
     fair value: $737,966,196)...............................................                --        705,683,386
  Mortgage loans on real estate..............................................       338,458,261        316,371,747
  Policy loans...............................................................        53,425,676         52,738,134
  Short-term investments.....................................................        32,459,616         35,506,190
  Other......................................................................         6,167,002          6,360,115
     Total investments.......................................................     1,146,717,259      1,143,940,703
CASH.........................................................................         1,726,812          6,039,294
ACCRUED INVESTMENT INCOME....................................................        16,958,594         16,688,448
RECEIVABLES -- uncollected premiums..........................................         5,232,370          5,065,577
DEFERRED POLICY ACQUISITION COSTS............................................        96,246,153         96,368,346
PROPERTY AND EQUIPMENT, AT COST
  (less accumulated depreciation: 1994, $6,598,531;
  1993, $6,160,296)..........................................................         7,627,921          8,264,073
DEFERRED CHARGES AND OTHER ASSETS............................................        14,316,951          3,867,457
                                                                                 $1,288,826,060     $1,280,233,898

See accompanying notes.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                      1994               1993
LIABILITIES
  Policy liabilities and accruals -- Note 1
     Future policy benefits..................................................    $  660,081,842     $  649,964,396
     Unearned premiums.......................................................        25,658,167         25,934,028
     Policy claims and benefits payable......................................        11,004,362         10,160,984
       Total policy liabilities and accruals.................................       696,744,371        686,059,408
  Other policyholder funds...................................................        65,821,085         61,246,483
  Income taxes -- Notes 2 and 5..............................................           420,269          2,632,769
  Other liabilities..........................................................        59,070,401         57,032,846
       Total liabilities.....................................................       822,056,126        806,971,506
COMMITMENTS AND CONTINGENT LIABILITIES -- Note 3
STOCKHOLDERS' EQUITY -- Notes 2, 6 and 7
  Capital stock
     Class A Common Stock, Voting, $.3125 par value, 12,800,000 shares authorized; 8,476,576 issued at December 31, 1994 and
       December 31, 1993.....................................................         2,648,930          2,648,930
     Class B Common Stock, Non-Voting, $.3125 par value,
       19,200,000 shares authorized; 9,087,534 issued at December 31, 1994
       and 9,462,482 issued at December 31, 1993.............................         2,839,854          2,957,025
       Total capital stock...................................................         5,488,784          5,605,955
  Unrealized (losses) gains on securities less deferred
     income taxes............................................................        (6,652,336)        14,258,342
  Retained earnings..........................................................       467,933,486        453,398,095
       Total stockholders' equity............................................       466,769,934        473,262,392
                                                                                 $1,288,826,060     $1,280,233,898

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                        1994             1993             1992
REVENUES
  Premiums......................................................    $116,071,422     $116,369,121     $117,946,267
  Net investment income -- Note 2...............................      84,859,430       96,874,324       93,583,108
       Total revenues...........................................     200,930,852      213,243,445      211,529,375
BENEFITS, CLAIMS AND EXPENSES
  Benefits and claims...........................................      91,098,014       94,609,539       88,416,743
  Underwriting, acquisition and insurance expenses:
     Amortization of deferred policy acquisition
       costs....................................................      13,221,175       14,191,104       17,379,387
     Commissions and related sales expenses.....................      11,277,898       10,758,965        7,646,474
     General, administrative and other..........................      29,737,789       29,769,384       29,358,401
       Total benefits, claims and expenses......................     145,334,876      149,328,992      142,801,005
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE......................      55,595,976       63,914,453       68,728,370
INCOME TAXES -- Note 5
  Current.......................................................      18,475,000       24,650,000       21,825,000
  Deferred......................................................         925,000       (3,350,000)         425,000
       Total income taxes.......................................      19,400,000       21,300,000       22,250,000
Income Before Cumulative Effect of Change in Accounting
  Principle.....................................................      36,195,976       42,614,453       46,478,370
Cumulative Effect of Change in Accounting for Postretirement
  Medical Benefits -- Note 4....................................              --               --      (29,444,884)
NET INCOME......................................................    $ 36,195,976     $ 42,614,453     $ 17,033,486

NET INCOME PER SHARE OF COMMON STOCK
  (Average shares outstanding:
  1994, 17,757,315; 1993, 18,126,135; and 1992,
     18,600,224) -- Notes 4 and 6
  Income Before Cumulative Effect of Change in Accounting
     Principle..................................................    $2.04     $2.35     $2.50
  Cumulative Effect of Change in Accounting for Postretirement
     Medical Benefits...........................................       --        --     (1.58)
Net Income......................................................    $2.04     $2.35     $ .92

See accompanying notes.

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                        1994             1993             1992
Balance at beginning of year....................................    $453,398,095     $438,756,912     $436,513,105
Additions (deductions)
  Net income....................................................      36,195,976       42,614,453       17,033,486
  Dividends declared to stockholders (per share:
     1994, $.795; 1993, $.775; 1992, $.57)                           (14,102,572)     (14,014,459)     (10,596,241)
  Purchase and retirement of Class A and Class B
     Common Stock -- Note 6.....................................      (7,558,013)     (13,958,811)      (4,193,438)
Balance at end of year..........................................    $467,933,486     $453,398,095     $438,756,912

See accompanying notes.

HOME BENEFICIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
Increase (decrease) in cash

                                                                         1994               1993               1992
Operating Activities
  Net income....................................................    $   36,195,976     $   42,614,453     $   17,033,486
  Adjustments to reconcile net income to net cash
       provided by operating activities
     Depreciation and amortization..............................         1,386,584          1,260,484          1,155,903
     Amortization of discount and premium on
       investments, net.........................................          (933,633)        (1,627,782)        (2,387,396)
     Increase in policy liabilities and accruals................        10,684,963         13,876,769         10,403,969
     Decrease in income tax liability...........................          (900,000)        (3,200,000)       (17,110,000)
     Policy acquisition costs deferred..........................       (13,098,982)       (14,741,170)       (21,814,363)
     Amortization of deferred policy acquisition costs..........        13,221,175         14,191,104         17,379,387
     Cumulative effect of accounting change.....................                --                 --         44,644,884
     Realized investment losses (gains).........................            42,592        (10,802,968)        (2,857,454)
     Other......................................................         1,555,893            904,443         (3,371,660)
       Net cash provided by operating activities................        48,154,568         42,475,333         43,076,756
Investing Activities
  Proceeds from sales, calls or maturities of investments
     Securities available-for-sale..............................       259,204,236                 --                 --
     Fixed maturities, at amortized cost........................                --        138,353,688         80,226,637
     Mortgage loans on real estate..............................        44,355,677        121,053,918        163,348,543
     Policy loans...............................................        10,607,709         10,173,381         10,187,598
     Short term investments, net................................         3,046,574         54,896,290                 --
     Other......................................................                --          3,600,772          2,801,011
       Total proceeds...........................................       317,214,196        328,078,049        256,563,789
  Costs of investments acquired
     Securities available-for-sale..............................       273,055,083                 --                 --
     Fixed maturities, at amortized cost........................                --        273,007,658        177,434,305
     Mortgage loans on real estate..............................        66,406,835         54,762,575         56,330,146
     Short term investments, net................................                --                 --         38,739,935
     Policy loans...............................................        11,295,251         10,837,781         11,502,287
     Property and equipment and other...........................         1,720,923          7,354,663          1,597,951
       Total costs..............................................       352,478,092        345,962,677        285,604,624
          Net cash used in investing activities.................       (35,263,896)       (17,884,628)       (29,040,835)
Financing Activities
  Dividends paid................................................       (14,102,572)       (14,014,459)       (14,152,261)
  Purchase of Class A and Class B Common Stock..................        (7,675,184)       (14,142,511)        (4,252,500)
  Other.........................................................         4,574,602          6,260,146          5,139,732
       Net cash used in financing activities....................       (17,203,154)       (21,896,824)       (13,265,029)
Net (decrease) increase in cash.................................        (4,312,482)         2,693,881            770,892
Cash at beginning of year.......................................         6,039,294          3,345,413          2,574,521
Cash at end of year.............................................    $    1,726,812     $    6,039,294     $    3,345,413

Supplemental disclosure of cash flow information
  Income tax payments...........................................    $20,300,000     $24,500,000     $24,160,000

See accompanying notes.

HOME BENEFICIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994, 1993 and 1992
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Consolidation -- The consolidated financial statements include the accounts of the Corporation, its principal subsidiary, Home Beneficial Life Insurance Company (the Life Company), and its other subsidiaries. All significant intercompany accounts and transactions are eliminated. The Corporation is engaged predominantly in the life and accident and health insurance business. Basis of Presentation -- The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles
   (GAAP), which reflect certain major adjustments to the Life Company's financial statements as filed with insurance regulatory authorities (statutory basis). See Note 7.
   Investments -- The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. As a result of the implementation of SFAS No. 115, the Corporation's entire fixed maturity (bonds and redeemable preferred stocks) and equity (non-redeemable preferred and common stocks) securities were classified as available-for-sale. Accordingly, these securities are reported at estimated fair value at December 31, 1994 with related unrealized gains and losses (net of deferred taxes) reported as a separate component of stockholders' equity. Prior to adoption of SFAS No. 115, fixed maturities were carried at amortized cost and equities were reported at estimated fair values. Mortgage loans on real estate are reported at cost, adjusted where appropriate for amortization of premium or discount. Short-term investments are reported at cost and policy loans are reported at unpaid balances. Realized investment gains and losses are included as a component of net investment income and unrealized investment gains and losses applicable to fixed maturity and equity securities, less related deferred income taxes, are included as a separate component of stockholders' equity. The cost of investments sold is generally determined under the specific identification method.
   Fair Value Disclosures -- The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial investments: The carrying amounts of cash and short-term investments reported in the balance sheet approximate their fair values. Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. Fair values for available-for-sale fixed maturities are recognized in the balance sheet in accordance with SFAS No. 115. The fair values for equity securities are based on quoted market prices and are recognized in the balance sheet. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair values for the Corporation's liabilities under investment-type insurance contracts (included with policy liabilities and accruals in the balance sheet) approximate recorded values.
   Revenues, Benefits, Claims, and Expenses
   Traditional Life Insurance Products -- Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and limited-payment life insurance policies. Premiums are recognized as revenues when due. Liabilities for policy benefits and expenses for traditional life insurance policies are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals, and other assumptions which were appropriate at the time the policies were issued based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Investment yield assumptions are graded and range from 9% to 3% and the weighted average assumed investment yield was approximately 4 1/2% for 1994. Unearned premiums include certain deferred profits on limited-payment policies which are being recognized in income over the estimated lives of the policies.
   Interest-Sensitive Insurance Products -- Premiums for interest-sensitive policies are recorded in a policyholder account as a liability. Premium revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and policy administration. Surrender benefits reduce the account value. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefit claims incurred in excess of the account balances. Interest credit rates for interest-sensitive insurance products range from 6 1/4% to 5 1/4%. A liability equal to the current value of the policyholder accounts is included in other policyholder funds in the balance sheet.
   Deferred Policy Acquisition Costs -- The costs of acquiring new business, principally commissions and certain policy underwriting and issue costs, which generally vary with and are primarily related to the production of new business have been deferred to the extent such costs are deemed recoverable from future premiums. Costs deferred related to traditional life insurance are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing future policy benefits. Costs deferred related to interest-sensitive policies are being amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. Income Taxes -- Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates.
   Accounting Change -- The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. SFAS No. 115 requires that investments in all debt securities and equity securities with readily determinable fair values be classified into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities that a corporation does not have the positive intent or ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and are carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings. On adoption of SFAS No. 115, the Corporation classified its entire fixed maturity and equity securities portfolio as available-for-sale. The Corporation believes that it has the ability to hold all fixed income investments until maturity; however, securities may be sold to take advantage of investment opportunities generated by changing interest rates, prepayments, or income tax considerations, as part of the Corporation's asset/liability strategy, or for other similar factors. In accordance with SFAS No. 115, prior-period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting SFAS No. 115 increased stockholders' equity by $21 million (net of deferred income taxes) to reflect the net unrealized gains on securities previously carried at amortized cost. Due to rising interest rates during 1994, a $17 million net unrealized loss (net of deferred income taxes) was charged against stockholders' equity at December 31, 1994. There was no effect on net income as a result of the adoption of SFAS No. 115.
2. INVESTMENT OPERATIONS
   The following is a summary of available-for-sale securities at December 31, 1994:

                                                                              GROSS          GROSS        ESTIMATED
                                                            AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                          1994                                 COST           GAINS         LOSSES          VALUE
US Treasury securities and obligations of US government
  corporations and agencies                                $ 28,659,884    $ 1,543,642    $   524,719    $ 29,678,807
Obligations of states and political
  subdivisions                                              302,051,360      1,407,623     19,022,256     284,436,727
Debt securities issued by foreign
  governments                                                26,343,642         46,220      1,072,524      25,317,338
Corporate securities                                        361,251,009      4,172,933     12,879,959     352,543,983
  Total debt securities                                     718,305,895      7,170,418     33,499,458     691,976,855
Equity securities                                             9,728,145     14,546,906         45,202      24,229,849
       Total                                               $728,034,040    $21,717,324    $33,544,660    $716,206,704

   The following is a summary of fixed maturities held as of December 31, 1993:

                                                                                     Gross         Gross        Estimated
                                                                   Amortized      Unrealized     Unrealized        Fair
                             1993                                     Cost           Gains         Losses         Value
US Treasury securities and obligations of
  US government corporations and
  agencies                                                        $ 26,851,211    $ 5,339,258    $  104,060    $ 32,086,409
Obligations of states and political
  subdivisions                                                     249,926,041     14,077,275     3,825,618     260,177,698
Debt securities issued by foreign
  governments                                                       24,818,059      1,592,771       100,454      26,310,376
Corporate securities                                               404,088,075     21,200,388     5,896,750     419,391,713
       Total                                                      $705,683,386    $42,209,692    $9,926,882    $737,966,196

   The amortized cost and estimated fair value of fixed maturities, by contractual maturity, and equities available-for-sale at December 31, 1994, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          1994
                                                                                ESTIMATED
                                                               AMORTIZED           FAIR
                                                                  COST            VALUE
Due in one year or less                                       $ 29,367,651     $ 29,610,610
Due after one year through five years                          147,584,529      147,517,115
Due after five years through ten years                         482,641,789      456,516,118
Due after ten years                                             44,769,672       43,049,128
                                                               704,363,641      676,692,971
US government mortgage backed securities                        13,942,254       15,283,884
Equities                                                         9,728,145       24,229,849
       Total                                                  $728,034,040     $716,206,704

   The carrying amounts and fair values of the Corporation's investments in mortgage loans and policy loans were as follows at December 31, 1994 and 1993:

                                                                         1994                              1993
                                                                               ESTIMATED                         Estimated
                                                               CARRYING           FAIR           Carrying           Fair
                                                                AMOUNT           VALUE            Amount           Value
Commercial Mortgages                                         $169,981,656     $170,169,251     $144,399,440     $160,149,343
Residential Mortgages                                         168,476,605      156,615,617      171,972,307      187,226,892
                                                             $338,458,261     $326,784,868     $316,371,747     $347,376,235
Policy Loans                                                 $ 53,425,676     $ 48,546,135     $ 52,738,134     $ 53,515,890

   Details of net investment income follow:

                                                               1994                  1993                  1992
Fixed maturities                                            $54,057,136           $48,541,194           $44,811,324
Equity securities                                             1,037,639               975,218             1,098,826
Mortgage loans on real estate                                28,277,362            33,667,861            42,680,116
Short-term investments                                        1,672,379             3,596,291             3,031,855
Realized investment (losses) gains                              (42,592)           10,802,968             2,857,454
Other                                                         4,169,001             3,305,772             3,070,378
  Total investment income                                    89,170,925           100,889,304            97,549,953
Investment expenses                                          (4,311,495)           (4,014,980)           (3,966,845)
  Net investment income                                     $84,859,430           $96,874,324           $93,583,108

   Realized investment gains (losses) and unrealized investment gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities, equity securities and other investments for the three years ended December 31, 1994 are summarized below:

                                                                            Investment Gains (Losses)
                                                                                   Change in
                                                             Realized              Unrealized                Net
1994
  Fixed maturities available-for-sale                       $(5,894,439)          $(49,386,850)(2)       $(55,281,289)
  Equity securities available-for-sale                        5,865,050             (3,806,638)(1)          2,058,412
  Other                                                         (13,203)               --                     (13,203)
                                                            $   (42,592)          $(53,193,488)          $(53,236,080)
    (1)Net of $2,050,000, deferred income tax
      benefit.
    (2)Net of $9,225,000 deferred income tax
      benefit on available-for-sale fixed
      maturities at December 31, 1994.
1993
  Fixed maturities                                          $ 7,898,182           $  2,048,149           $  9,946,331
  Equity securities                                           2,904,686             (1,636,487)(1)          1,268,199
  Other                                                             100                --                         100
                                                            $10,802,968           $    411,662           $ 11,214,630
     (1)Net of $725,000, deferred income tax
       benefit.
1992
  Fixed maturities                                          $ 2,387,462           $ (4,070,822)          $ (1,683,360)
  Equity securities                                             469,877              1,323,466(1)           1,793,343
  Other                                                             115                --                         115
                                                            $ 2,857,454           $ (2,747,356)          $    110,098
     (1)Net of $650,000 deferred income taxes.

   Proceeds from the sales of available-for-sale securities during 1994 were $214,588,898 and gross realized investment gains and gross realized investment losses of $9,186,184 and $10,199,263 were realized on those sales, respectively. There were no sales of fixed maturities in 1993 and 1992. All proceeds were from calls and maturities.
   As of December 31, 1994 approximately 49% of the mortgage loans on real estate were on single family homes and 51% were on commercial properties such as apartments, shopping centers, office buildings and warehouses. Approximately 74% and 12%, respectively, of the mortgage loans are on properties geographically dispersed throughout Virginia and North Carolina. The Corporation manages the credit risk on its mortgage loan portfolio by, among other items, generally restricting loan to collateral value ratios to a maximum of 75% at the time the loan is made, limiting the total amount of loans outstanding by individual borrower and monitoring the type of loans and extent of geographic concentration within the region in which the Life Company operates.
   No investment in any person or affiliates of the Corporation exceeded ten percent of stockholders' equity at December 31, 1994.

3. REINSURANCE
   Future policy benefits and claims are stated after deducting benefits applicable to life insurance reinsured by other companies. The contingent liability for such deducted benefits was less than 1% of future policy benefits at December 31, 1994. Premiums related to such reinsurance are insignificant.
   The Life Company participates in several group life insurance programs as a reinsurer and also assumes reinsurance on a facultative (individual risk) basis from two other life insurance companies. Life insurance assumed relates principally to group life and represented approximately 17% of premium income for both 1994 and 1993 and 18% for 1992. Claims incurred under these group life insurance programs approximate the related premium income, and no significant assets or liabilities are required in the balance sheet.
4. PENSION PLAN AND HEALTH AND LIFE INSURANCE BENEFITS
   A noncontributory defined benefit pension plan covers substantially all employees. The benefits are based on years of service and the employee's compensation. The pension liabilities and reserves are included in future policy benefits and held by the Life Company. No separate portfolio of related plan assets is maintained. The following table sets forth the plan's status as of the indicated actuarial valuation dates:

                                                                             December 31
                                                                        1994            1993
Actuarial present value of benefit obligations:
  Vested                                                             $73,357,708     $70,236,026
  Nonvested                                                              911,298         871,087
     Total accumulated benefit obligations                           $74,269,006     $71,107,113
Projected benefit obligation                                         $79,301,614     $76,779,672
Unrecognized net transition asset                                    $ 4,956,906     $ 5,665,037

   The weighted-average discount rate used in determining the actuarial present value of the above projected benefit obligations was 7% for both 1994 and 1993. The rate of increase used for future compensation was 4 1/2% for both 1994 and 1993. The unrecognized net gain or loss on the projected benefit obligation was a gain of $3,357,825 at December 31, 1994 and a loss of $3,105,631 at December 31, 1993.
   The components of net pension expense for 1994, 1993 and 1992 are as follows:

                                                             1994           1993           1992
Service cost -- benefits earned                           $2,091,022     $2,051,748     $1,961,296
Interest cost on projected benefit obligation              5,056,685      5,044,206      4,989,612
Net amortization and deferral                               (708,131)      (708,131)      (708,331)
     Net pension expense                                  $6,439,576     $6,387,823     $6,242,577

   In addition to the Corporation's defined benefit pension plan, the Corporation has two postretirement plans -- a medical plan (consisting of defined benefit medical coverage for pre-1993 retirees and defined contribution medical coverage for post-1992 retirees who were active employees on December 31, 1992) and a life insurance plan. The pre-1993 retiree medical benefits program covers all employees who had retired under the Corporation's pension plan as of December 31, 1992. The post-1992 retiree medical benefits program covers all employees who were full time active at December 31, 1992 and who retire under the Corporation's pension plan after December 31, 1992. Employees who joined the Corporation after December 31, 1992 are not eligible for participation in either program under the postretirement medical benefits plan. The postretirement life insurance benefits plan covers all employees who retire under the Corporation's pension plan.
   The pre-1993 retiree medical benefits program reimburses its participants for actual covered costs subject to specified deductibles and coinsurance. The pre-1993 retiree program is contributory and participant contribution requirements may be increased from time to time and benefits may be modified or terminated by the Corporation. The post-1992 retiree medical benefits program is noncontributory and reimburses its participants for the cost of health insurance and other health care coverage premiums up to a maximum benefit amount determined in accordance with the plan based on years of service as of December 31, 1992. A participant's unused maximum benefit amount for post-1992 retirees determined as of December 31, 1992, is increased for interest only from January 1, 1993 until it is fully expended. The Corporation is self insured with respect to benefits under both the medical and life insurance benefit plans.
   Effective January 1, 1992, the Corporation adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of this accounting change for years prior to 1992, which is shown separately in the statement of income for 1992, was a charge of $29,444,884 (after related income taxes of $15,200,000). Excluding the cumulative effect, this change decreased net income for 1992 by $850,000.
   The following is an analysis of the Corporation's accumulated postretirement benefit obligation for postretirement medical and life insurance benefit plans as reflected in the consolidated balance sheet at December 31, 1994 and 1993:

                                                               1994              1993
Retirees                                                    $40,890,109       $40,127,381
Fully eligible active plan participants                      10,549,421         9,588,889
Other active plan participants                                5,367,253         5,526,141
  Total                                                     $56,806,783       $55,242,411

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) at January 1, 1994 for the medical plan is 15% for participants under age 65, and 10.4% for participants over age 65. The trend rate for both groups is assumed to decrease gradually to 5 1/2% over approximately 17 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2,599,183, and the net periodic postretirement benefit cost for 1994 by $200,000.
   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% for both 1994 and 1993. Postretirement benefits expense was $3.5 million and $4 million for 1994 and 1993, respectively. This expense primarily represents interest expense on the accumulated postretirement benefit obligation.
5. FEDERAL INCOME TAXES
   Under the tax law in effect prior to 1984, $78,000,000 has been accumulated in a "Policyholders' Surplus Account" which has not been subject to taxation. Amounts, if any, distributed to stockholders from the account or exceeding prescribed balance limitations will become taxable at the then current federal income tax rates. Under the present circumstances, the Corporation does not anticipate such account becoming taxable and no provision has been made for the related deferred income taxes of $27,300,000.
   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax liabilities and assets as of December 31, 1994 and 1993 are as follows:

                                                               1994              1993
Deferred tax assets:
  Postretirement benefit obligation                         $17,272,194       $16,836,828
  Policy liabilities                                         16,214,063        16,623,005
  Unrealized investment losses on available-for-sale
     securities                                               4,168,788           --
  Other -- net                                                2,015,859         3,650,852
                                                             39,670,904        37,110,685
Deferred tax liabilities:
  Deferred policy acquisition expenses                       26,659,281        27,578,411
  Discount on fixed maturities                                2,706,629         2,401,946
  Unrealized investment gain on equity securities               --              7,110,810
  Other -- net                                                1,242,494         1,307,018
                                                             30,608,404        38,398,185
     Net deferred tax asset (liability)                     $ 9,062,500       $(1,287,500)

   The Corporation is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Corporation will realize the benefit of the net deferred tax asset, and therefore, no such valuation allowance has been established.
   The provision for income taxes differs from amounts computed by applying the statutory tax rate to income before income taxes, and these differences arise from the following:

                                                   1994                           1993                           1992
                                                        PERCENT OF                     Percent of                     Percent of
                                                         PRE-TAX                        Pre-Tax                        Pre-Tax
                                          AMOUNT          INCOME         Amount          Income         Amount          Income
Tax computed at the
  prevailing statutory rate             $19,450,000         35.0%      $22,400,000         35.0%      $23,350,000         34.0%
Deduct tax effect of:
  Special Life Company
     deductions                            (500,000)         (.9)         (775,000)        (1.2)         (685,000)        (1.0)
  Other                                     450,000           .8          (325,000)         (.5)         (415,000)         (.6)
                                            (50,000)         (.1)       (1,100,000)        (1.7)       (1,100,000)        (1.6)
Provision for income taxes              $19,400,000         34.9%      $21,300,000         33.3%      $22,250,000         32.4%

6. CAPITAL STOCK
   The Corporation purchased 374,948 shares of its Class B Common Stock in 1994 at a cost of $7,675,184. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $117,171 and $7,558,013, respectively.
   During 1993 the Corporation purchased 587,838 shares of its Class B Common Stock at a cost of $14,142,511. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $183,700 and $13,958,811, respectively.
   In 1992 the Corporation purchased 189,000 shares of its Class B Common Stock at a cost of $4,252,500. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $59,062 and $4,193,438, respectively.
7. STOCKHOLDERS' EQUITY AND RESTRICTIONS
   Consolidated stockholders' equity at December 31, 1994 includes $139,500,000 representing GAAP adjustments and minimum statutory capital and surplus requirements of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation.
   In addition, the Corporation and the Life Company are subject to the provisions of the Insurance Holding Company Act of the State of Virginia, which governs transactions between the Corporation and the Life Company. The Act, among other things, (1) requires that transactions among affiliates be fair and reasonable, and (2) assures maintenance of reasonable statutory capital and surplus in relation to the insurer's outstanding liabilities and its other financial needs. Also the Act requires the prior approval of the State Corporation Commission for transactions among affiliates that exceed three percent of the insurer's admitted assets or twenty-five percent of the insurer's statutory capital and surplus, whichever is the lesser, and, at December 31, 1994 the maximum amount available under this provision without prior approval approximated $37,000,000. The payment of dividends in any one year by the Life Company without approval by the State Corporation Commission is limited to the lesser of (1) ten percent of the insurer's prior year end statutory capital and surplus, or (2) prior year statutory net gain from operations before realized capital gains or losses.
   On a statutory basis, the net gain from operations of the Life Company was $27,048,483, $28,769,694 and $26,349,212 for the years ended 1994, 1993 and
   1992, respectively; and stockholder's equity (capital and surplus) as of December 31, 1994, 1993 and 1992 was $328,342,208, $325,866,987 and
   $327,212,773, respectively.
                                       17

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Home Beneficial Corporation
We have audited the accompanying consolidated balance sheet of Home Beneficial Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Beneficial Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. As discussed in Notes 1 and 4 to the consolidated financial statements, the Corporation changed its method of accounting for investments in debt and equity securities and postretirement benefits other than pensions in 1994 and 1992, respectively.
                                        (Ernst & Young LLP sig)
Richmond, Virginia
February 10, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL CONDITION
The Corporation is primarily engaged in the life insurance business which historically has provided a positive cash flow. By statute, the Life Company is required to invest in quality securities which provide ample protection for its policyholders. Policy liabilities of the Life Company are predominately long-term in nature and are supported primarily by long-term fixed maturity investments and mortgage loans on real estate.
In May 1993 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that a corporation has both the positive intent and ability to hold-to-maturity are carried at amortized cost. Debt securities that a corporation does not have the positive intent or ability to hold-to-maturity and all marketable equity securities are classified as available-for-sale or trading are carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings. The Corporation adopted the provisions of SFAS No. 115 as of January 1, 1994. As a result of adopting SFAS No. 115, the Corporation placed its entire fixed maturity and equity securities portfolio in the available-for-sale classification. The Corporation believes it has the ability to hold all fixed income investments until maturity; however, securities may be sold to take advantage of investment opportunities generated by changing interest rates, prepayments or income tax considerations, as a part of the Corporation's asset/liability strategy, or for similar factors. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting SFAS No. 115 increased stockholders' equity by $21 million (net of deferred income taxes) to reflect the net unrealized gains on securities previously carried at amortized cost. Due to rising interest rates during 1994, a $17 million net unrealized loss (net of deferred income taxes) was charged against stockholders' equity at December 31, 1994. There was no effect on net income as a result of the adoption of SFAS No. 115.
Assets totaled $1.3 billion at December 31, 1994 with investment assets totalling $1.2 billion or 89% of total assets. Both, total assets and invested assets, increased over 1993; however, the growth in assets in 1994 was affected by the reduction in carrying value of debt securities in accordance with the required adoption of SFAS 115 and the use of $7.7 million of internally generated funds to acquire 374,948 shares of the Corporation's common stock during 1994. At December 31, 1994 there were no principal and interest payments past due on fixed maturities and over 99% of the mortgage loans on real estate were current for both principal and interest. There are no mortgage loans whose terms have been restructured.
Cash and invested assets for 1994 exceeded total liabilities by 40%. The Life Company continually matches the investment portfolio to the cash flow demands of the types of insurance being written and maintains adequate cash and short-term investments to meet cash requirements for policy loans and voluntary policy terminations, as well as investment commitments. Policy loans increased less than $1 million for 1994 and accounted for less than 5% of total cash and invested assets.
As disclosed in the Notes to Consolidated Financial Statements as of December 31, 1994, $140 million of consolidated stockholders' equity represents net assets of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation. However, this poses no liquidity concerns to the Corporation as it has sufficient cash flow to meet its operational requirements.
In May 1993, the FASB issued SFAS No. 114, "Accounting for Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be valued at the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price, or the fair market value of the collateral if the loan is collateral dependent. The Corporation will be required to comply with SFAS No. 114 beginning in 1995. Management does not anticipate this Standard to have any significant effect.
Effective December 31, 1993, the National Association of Insurance Commissioners adopted Risk-Based Capital (RBC) requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. The Life Company's statutory adjusted capital is 30 times the authorized control level RBC requirement.
RESULTS OF OPERATIONS
Premiums decreased less than 1% for 1994 compared to a decrease of 1.3% for 1993 and an increase of 14% for 1992. The decline in premium income for both 1994 and 1993 is due primarily to reduced individual sales. The majority of the premium increase in 1992 resulted from increased participation in a group reinsurance contract. Net investment income, excluding realized investment gains and losses, decreased 1.4% compared to decreases of 5.1% and 3.3% for 1993 and 1992, respectively. Investment income has been affected by the downward trend experienced in portfolio interest rates during 1993 and 1992. In addition, the Corporation has used $34 million of internally generated funds to repurchase over 1.5 million shares of its common stock since March 1991. Realized investment gains amounted to $10.8 million and $2.9 million, respectively, for 1993 and 1992. These gains resulted principally from calls and maturities of fixed maturities. Realized investment gains and losses for 1994 were insignificant. Benefits and claims decreased 4% compared to increases of 7% and 16%, respectively, for 1993 and 1992. Individual mortality costs contributed to the changes for 1994 and 1993. The increase for 1992 resulted from increased participation in a group reinsurance contract.
See "A Message to Our Stockholders" for further discussion and analysis of financial condition and results of operations.

QUARTERLY FINANCIAL INFORMATION

                                                  First            Second           Third            Fourth
                                                 Quarter          Quarter          Quarter          Quarter
1994
  Premium income                               $ 28,812,257     $ 28,360,063     $ 29,045,487     $ 29,853,615
  Net investment income                          21,044,266       21,165,271       21,098,994       21,550,899
  Income before income
     taxes                                       13,508,882       14,388,247       13,135,979       14,562,868
  Net income                                      9,308,882        8,638,247        8,985,979        9,262,868
  Net income per share                                  .52              .48              .51              .53
1993
  Premium income                               $ 29,125,783     $ 28,642,455     $ 28,960,706     $ 29,640,177
  Net investment income                          24,884,917       25,505,119       23,852,186       22,632,102
  Income before income
     taxes                                       17,029,491       17,673,931       14,416,080       14,794,951
  Net income                                     11,379,491       11,923,931        9,341,080        9,969,951
  Net income per share                                  .61              .66              .52              .56

MARKET AND DIVIDEND INFORMATION
The Corporation's Class B Non-Voting Common Stock is traded in the over-the-counter (OTC) market and is quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) under the Symbol HBENB. The Corporation's Class A Voting Stock is not publicly traded, but is entitled to the same cash dividend as Class B Non-Voting Common Stock. The approximate number of record holders of the Corporation's common stock at December 31, 1994 was 2,000.
The following table gives the high and low prices of the Corporation's Class B Non-Voting Common Stock and the cash dividends paid per share for each quarter in the past two years.

                         High     Low     Dividend
1993
  First Quarter          $26 1/2  $24      $  .19
  Second Quarter          25      23 1/2     .195
  Third Quarter           26 1/4  23         .195
  Fourth Quarter          24      21 1/2     .195
1994
  First Quarter          $23      $20      $ .195
  Second Quarter          21 1/2  20          .20
  Third Quarter           22      20 1/4      .20
  Fourth Quarter          21 1/2  19 1/2      .20

RECORD OF GROWTH OF INSURANCE

         FIVE YEARS ENDED DECEMBER 31              1994              1993           1992           1991           1990
                                                                              ollars
                                                                            in
                                                                                sands)
Insurance in force at end of period
  Direct Sales
     Permanent.................................    $3,487,732     $3,475,846     $3,493,455     $3,443,609     $3,355,675
     Term......................................     1,061,649      1,046,115      1,048,076        775,688        726,634
       Total...................................     4,549,381      4,521,961      4,541,531      4,219,297      4,082,309
  Group........................................     5,674,447      5,466,635      5,249,927      2,328,608      2,546,885
       Total...................................    10,223,828     $9,988,596     $9,791,458     $6,547,905     $6,629,194
New insurance written
  Direct Sales
     Permanent.................................    $  598,301     $  600,158     $  642,629     $  659,425     $  605,617
     Term......................................       192,227        196,247        359,406        191,217        142,733
       Total...................................       790,528        796,405      1,002,035        850,642        748,350
  Group........................................       225,565        258,174      3,215,242          1,015         31,937
     Total.....................................    $1,016,093     $1,054,579     $4,217,277     $  851,657     $  780,287
Premium income
  Life and annuity.............................       106,957     $  107,091     $  107,650     $   93,720     $   93,043
  Accident and health..........................         9,114          9,278         10,296          9,773          9,184
         Total.................................    $  116,071     $  116,369     $  117,946     $  103,493     $  102,227

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEARS ENDED DECEMBER 31                      1994               1993               1992               1991
Premium income...........................    $  116,071,422     $  116,369,121     $  117,946,267     $  103,492,622
Net investment income(1).................        84,859,430         96,874,324         93,583,108         93,913,440
Net income before accounting change......        36,195,976         42,614,453         46,478,370         47,361,885
Accounting change(2).....................                --                 --        (29,444,884)                --
Net income(1)............................        36,195,976         42,614,453         17,033,486         47,361,885
Net income per share(1)(2)
  Before accounting change...............              2.04               2.35               2.50               2.51
  Accounting change......................                --                 --              (1.58)                --
     Net.................................              2.04               2.35                .92               2.51
Dividends paid per share.................              .795               .775                .76                .69
Investments(3)...........................     1,146,717,259      1,143,940,703      1,116,410,112      1,080,540,431
Total assets.............................     1,288,826,060      1,280,233,898      1,248,432,740      1,205,296,739
Total liabilities........................       822,056,126        806,971,506        787,991,344        748,363,554
Stockholders' equity.....................       466,769,934        473,262,392        460,441,396        456,933,185
Book value per share.....................             26.58              26.38              24.85              24.41
FIVE YEARS ENDED DECEMBER 31                    1990
Premium income...........................  $  102,226,755
Net investment income(1).................     136,837,263
Net income before accounting change......      66,618,365
Accounting change(2).....................              --
Net income(1)............................      66,618,365
Net income per share(1)(2)
  Before accounting change...............            3.29
  Accounting change......................              --
     Net.................................            3.29
Dividends paid per share.................            .645
Investments(3)...........................   1,045,050,282
Total assets.............................   1,159,842,734
Total liabilities........................     729,716,372
Stockholders' equity.....................     430,126,362
Book value per share.....................           22.52

(1) Net investment income for 1990 includes realized investment gains of $43,853,598 which resulted primarily from the sale of the Corporation's interest in a major regional shopping center. Net income for 1990 includes $28,453,598 ($1.40 per share) of net realized investment gains. Realized investment gains and losses for 1991 and 1994 were insignificant. Realized gains were $10,802,968 and $2,857,454 in 1993 and 1992, respectively. The Corporation adopted Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" in 1990. Adoption of this standard resulted in an increase in previously provided deferred income taxes of $8,000,000 ($.39 per share) which was included in income tax expense for the year ended December 31, 1990.
(2) The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992. Adoption of this Standard was recognized as an accounting change. See Note 4 of Notes to Consolidated Financial Statements.
(3) The Corporation adopted Statement of Financial Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. Adoption of SFAS No. 115 resulted in a $26.3 million decrease in the carrying value of debt securities at December 31, 1994. In accordance with SFAS No. 115, prior period financial statement balances were not restated. See Note 1 of Notes to Consolidated Financial Statements.
                                       22




R. W. WILTSHIRE
Chairman of the Board

C. M. GLENN, JR.
Retired Vice President and Treasurer

L. W. RICHARDSON
Retired Vice President

R. W. WILTSHIRE, JR.
President and
Chief Executive Officer

J. M. WILTSHIRE, JR.
Vice President, Secretary and Counsel

W. B. WILTSHIRE, CLU
Vice President

H. D. GARNETT, CPA
Vice President and Controller

G. T. RICHARDSON
Vice President

W. G. HANCOCK
Counsel
Partner, Mays & Valentine

DIANNE N. COLLINS
Community Volunteer

Officers of Home Beneficial Corporation and/or
Home Beneficial Life Insurance Company


R. W. WILTSHIRE
Chairman of the Board

*R. W. WILTSHIRE, JR.
President and
Chief Executive Officer

H. S. BOURNE
Vice President

*J. M. WILTSHIRE, JR.
Vice President, Secretary and
Counsel[ciix]

*W. B. WILTSHIRE, CLU
Vice President[ciix]

*H. D. GARNETT, CPA
Vice President and Controller[ciix]

*G. T. RICHARDSON
Vice President

W. T. MACE
Vice President

C. P. PARRISH, FLMI
Vice President

E. L. JOHNSON, III, FSA
Vice President andChief Actuary

*B. P. BOYD
Vice President andAsst. Secretary
A. O. BENNETT, FLMI
Vice President

K. H. BOGGS, Jr.
Vice President

*D. M. WESTERHOUSE, JR., CPA
Treasurer

*W. F. COLLINS, FLMI
Auditor


H. H. NASH, FSA
Actuary

W. C. HANCOCK, M.D.
Medical Director

R. L. STILES
Asst. Vice President

R. I. KEMPTON
Asst. Vice President

R. G. GILLISPIE, FLMI
Asst. Vice President

A. N. FASTIGE
Asst. Vice President

W. A. SIMMONS
Asst. Vice President

R. L. STEVENS
Asst. Vice President

J. P. WINN
Asst. Vice President

C. L. MARSH, CFA, CPA, FLMI
Asst. Vice President

R. R. POSA, FSA
Asst. Actuary

H. C. HUTCHERSON
Asst. Actuary


G. T. NUCKOLLS, JR.
Asst. Secretary

H. J. SMITH
Asst. Secretary

J.S. Stewart, FLMI
Asst. Secretary

C. J. Jackson
Asst. Secretary

*W. G. HANCOCK
Counsel

*Officers of both the Corporation and the Life Company. Others are officers of the Life Company.

MAYS & VALENTINE, General Counsel