Form 10-K, Exhibit 13
period 1995-12-31
HOME BENEFICIAL CORP
filed 1996-03-19
CIK 48174

1995 ANNUAL REPORT
HOME BENEFICIAL CORPORATION
FINANCIAL HIGHLIGHTS

                                                         1995              1994

Life insurance in force (In 000's)                   $   10,725,949    $   10,223,828

Total assets                                          1,403,354,824     1,288,826,060

Stockholders' equity                                    542,087,578       466,769,934

Total revenues                                          202,086,781       200,930,852

Net income                                               37,899,262        36,195,976

Per share
  Net income                                                 $ 2.16            $ 2.04
  Dividends paid                                                .83              .795
  Book value                                                  31.08             26.58

CONTENTS
Financial Highlights........................................................   1

The Business of Home Beneficial Corporation.................................   3

A Message to Our Stockholders...............................................   4

Consolidated Financial Statements...........................................   6

Notes to Consolidated Financial Statements..................................  11

Report of Ernst & Young LLP, Independent Auditors...........................  19

Management's Discussion and Analysis of
   Financial Condition and Results of Operations............................  20

Quarterly Financial Information and Market and
   Dividend Information.....................................................  22

Record of Growth of Insurance and Selected Consolidated Financial Data......  23

Directors and Officers......................................................  24

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

ANNUAL MEETING

The Annual Meeting of the stockholders of Home Beneficial Corporation will be held on Tuesday, April 2, 1996 at 10:00 a.m. at the Corporation's Home Office, 3901 West Broad Street, Richmond, Virginia 23230.

[HOME BENEFICIAL LOGO] HOME BENEFICIAL CORPORATION

HOME OFFICE                    TRANSFER AGENT AND REGISTRAR
3901 West Broad Street         First Union National Bank of North Carolina
P.O. Box 27572                 Shareholders Services Group -- 1154
Richmond, Virginia 23261       230 S. Tryon Street -- 10th Floor
                               Charlotte, North Carolina 28288-1154

A MESSAGE TO OUR STOCKHOLDERS

The year 1995 was the most exciting year the Company has experienced during this decade. Many of the men and women from different departments in our Home Office began to see the fruits of their labor pay huge dividends when the sales force enthusiastically accepted the new accounting system on which they had worked so hard for so long. The fear expressed by our agents, due to the heavy reliance on a handheld computer for their livelihood, soon vanished after their initial training and within a few weeks of use on the job. Since the year began, many of our sales personnel have visited us in the Home Office and to our knowledge, no one has expressed a willingness to return to our old systems.

This technology developed within the Company helped make us more productive during 1995, but it was the efforts of our Managers, Staff Managers and Agents that produced the outstanding results we had for the year. Our Agents' bulletin, the scorecard used to measure controllable premium increase for each agent, set an all time record for the Company. Individual sales for the year increased by 18% to $938.2 million and first year individual premiums advanced by 16%. As we have stated many times in previous reports, it is our sales personnel that gives us the competitive advantage in the market in which we operate and their dedication to each prospect and policyholder served during the year created this fine record.

Because of the desire within our industry to diversify or consolidate, regional companies such as Home Beneficial have become more unique. By operating in only six states of the country and maintaining one distribution system, management has been able to concentrate its efforts on serving a broad market of customers in an income range that represents 60% of American households. That strategy has served us well both operationally and financially. By delivering our products in a concentrated territory through one distribution system we have been relieved of many layers of bureaucracy and have had better control of general insurance expenses, which has resulted in delivering adequate profit margins.

The achievements that have been accomplished by the use of this strategy are evident as you read this report. They also have not gone unnoticed by others. A.
M. Best Company acknowledged during the year the Life Company's excellent earnings performance, its strong capitalization and the good performance of its investment portfolio by assigning the Life Company to its highest rating category at A+ Superior. Moody's Investors Service included the Corporation in its "Dividend Achiever" status for increasing per share dividends to shareholders each year for the past 32 years; a dividend record which placed the Corporation in the top 3% of over 10,000 United States companies publicly traded. Ward Financial Group, an investment banking firm specializing in the insurance industry, named the Life Company to its 1995 Ward's 50 benchmark group for achieving outstanding financial results in the areas of safety, consistency and performance over a five year period. The 50 companies selected by Ward were picked from a universe which included some 2,000 life/health insurers. In an environment of constant change, investors, policyholders and regulators become concerned about a company's solvency and ability to perform. It is reassuring to everyone when outside authorities of this stature award Home Beneficial with such high marks.

Net income for the Corporation was $37,899,262 or $2.16 per share compared to 1994 results of $36,195,976 or $2.04 per share. On a per share basis, earnings advanced for 1995 by 5.9%. Realized investment gains during 1995 versus losses the previous year had no effect on per share amounts for either period, resulting in earnings from operations being identical to net income per share.

Total assets ended the year at $1.4 billion, an increase of 8.9% over the previous year. Stockholders' equity rose in 1995 to $542.1 million from $466.8 million, an increase of $75.3 million. On a per share basis, stockholders' equity at the end of 1995 was $31.08 versus $26.58 at year-end 1994, a gain of 16.9%. Much of the gain in stockholders' equity and total assets was due to the strong bond markets during 1995 which lowered interest rates considerably, thus increasing the value of the Company's bond portfolio. While market value accounting does not effect the income statement of the Corporation, it does create more volatility within the categories of Invested Assets and Stockholders' Equity on the Consolidated Balance Sheet.

The Corporation's dividend to stockholders was raised to a quarterly rate of $.21 per share, increasing the amount paid during 1995 to $.83. Each year since becoming a public company, stockholders have participated in the long term growth achieved by Home Beneficial Corporation or its predecessor, Home Beneficial Life, whose history of paying dividends without interruption dates back 89 years.

Considerable progress was made during 1995 in our efforts to better serve both present and future policyholders; however, as we begin the second half of this decade, our biggest challenge is to use technology in an economical way that will continue to increase our efficiency in the delivery of our products while at the same time improve customer service. The 1990's will continue to be a time for all of us to save and invest for our families' future, and the companies that provide competitive financial products, backed by superior service, should prosper. Our goal is to be one of those companies.

Home Beneficial remains one of the strongest insurance companies in the United States. For many years it has provided products and services with virtually no risk of loss to policyholders. At the same time, we have been mindful of our ultimate responsibility to our stockholders. As we plan for the future, it is with the realization that policyholders, employees and stockholders alike, must be the beneficiaries of the Company's success.

                                    [PHOTO]

R. W. Wiltshire, Jr.

Only by satisfying the needs of each of these groups will the Company be assured of a bright future. We hope, as you read our report, the successes highlighted throughout these pages will be credited to the many men and women at Home Beneficial that dedicate themselves to their job each day.

Thank you for your interest and investment in Home Beneficial Corporation.

/s/ R. W. WILTSHIRE
R. W. Wiltshire
Chairman of the Board

/s/ R. W. WILTSHIRE, JR.
R. W. Wiltshire, Jr.
President and
Chief Executive Officer

HOME BENEFICIAL CORPORATION

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                                                                      1995               1994
INVESTMENTS -- Note 2

  Securities available-for-sale at fair value
     Fixed maturities (amortized cost: 1995, $744,043,172;
       1994, $718,305,895)                                                       $  795,741,956     $  691,976,855
     Equities (cost: 1995, $8,637,928; 1994, $9,728,145).....................        29,475,901         24,229,849
  Mortgage loans on real estate..............................................       339,773,729        338,458,261
  Policy loans...............................................................        54,480,175         53,425,676
  Short-term investments.....................................................        41,072,441         32,459,616
  Other......................................................................         6,242,886          6,167,002
     Total investments.......................................................     1,266,787,088      1,146,717,259

CASH.........................................................................         3,086,602          1,726,812

ACCRUED INVESTMENT INCOME....................................................        17,412,378         16,958,594

RECEIVABLES -- uncollected premiums..........................................         5,593,862          5,232,370

DEFERRED POLICY ACQUISITION COSTS............................................        99,246,423         96,246,153

PROPERTY AND EQUIPMENT, AT COST
   (less accumulated depreciation: 1995, $7,413,136;
   1994, $6,598,531).........................................................         6,904,462          7,627,921

DEFERRED CHARGES AND OTHER ASSETS............................................         4,324,009         14,316,951
                                                                                 $1,403,354,824     $1,288,826,060

See accompanying notes.

HOME BENEFICIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1995, 1994 and 1993
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Consolidation -- The consolidated financial statements include the accounts of the Corporation, its principal subsidiary, Home Beneficial Life Insurance Company (the Life Company), and its other subsidiaries. All significant intercompany accounts and transactions are eliminated. The Corporation is engaged predominantly in the life and accident and health insurance business.

   Basis of Presentation -- The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles
   (GAAP), which reflect certain major adjustments to the Life Company's financial statements as filed with insurance regulatory authorities (statutory basis). The preparation of financial statements of the Life Company requires management to make estimates and assumptions that affect amounts reported herein. Such estimates and assumptions could change in the future as more information becomes known. See Note 7.

   Investments -- The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. As a result of the implementation of SFAS No. 115, the Corporation's entire fixed maturity (bonds and redeemable preferred stocks) and equity (non-redeemable preferred and common stocks) securities were classified as available-for-sale. Accordingly, these securities are reported at estimated fair value with related unrealized gains and losses (net of deferred taxes) reported as a separate component of stockholders' equity. Prior to adoption of SFAS No. 115, fixed maturities were carried at amortized cost and equities were reported at estimated fair values. Mortgage loans on real estate are reported at cost, adjusted where appropriate for amortization of premium or discount. Short-term investments are reported at cost and policy loans are reported at unpaid balances. Realized investment gains and losses are included as a component of net investment income. The cost of investments sold is generally determined under the specific identification method.

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

   Revenues, Benefits, Claims, and Expenses

   Traditional Life Insurance Products -- Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and limited-payment life insurance policies. Premiums are recognized as revenues when due. Liabilities for policy benefits and expenses for traditional life insurance policies are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals, and other assumptions which were appropriate at the time the policies were issued based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Investment yield assumptions are graded and range from 9% to 3% and the weighted average assumed investment yield was approximately 4 1/2% for 1995. Unearned premiums include certain deferred profits on limited-payment policies which are being recognized in income over the estimated lives of the policies.

   Interest-Sensitive Insurance Products -- Premiums for interest-sensitive policies are recorded in a policyholder account as a liability. Premium revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and policy administration. Surrender benefits reduce the account value. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefit claims incurred in excess of the account balances. Interest credit rates for interest-sensitive insurance products range from 6 1/2% to 5 3/4%. A liability equal to the current value of the policyholder accounts is included in other policyholder funds in the balance sheet.

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

   Accounting Change -- The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. SFAS No. 115 requires that investments in all debt securities and equity securities with readily determinable fair values be classified into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities that a corporation does not have the positive intent or ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and are carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings. On adoption of SFAS No. 115, the Corporation classified its entire fixed maturity and equity securities portfolio as available-for-sale. The Corporation believes that it has the ability to hold all fixed income investments until maturity; however, securities may be sold to take advantage of investment opportunities generated by changing interest rates, prepayments, or income tax considerations, as part of the Corporation's asset/liability strategy, or for other similar factors. In accordance with SFAS No. 115, prior-period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting SFAS No. 115 increased stockholders' equity by $21 million (net of deferred income taxes) to reflect the net unrealized gains on securities previously carried at amortized cost. Due to rising interest rates during 1994, a $17 million net unrealized loss (net of deferred income tax benefit) was charged against stockholders' equity at December 31, 1994. As a result of declining interest rates during 1995, a $33.6 million net unrealized gain (net of deferred income taxes) was credited to stockholders' equity at December 31, 1995. There was no effect on net income as a result of the adoption of SFAS No. 115.

2. INVESTMENT OPERATIONS

   The following is a summary of available-for-sale securities at December 31, 1995:

                                                              COST OR          GROSS         GROSS        ESTIMATED
                                                             AMORTIZED      UNREALIZED     UNREALIZED        FAIR
                          1995                                  COST           GAINS         LOSSES         VALUE
US Treasury securities and obligations of US government
  corporations and agencies                                 $ 31,224,017    $ 4,936,711    $  37,338     $ 36,123,390
Obligations of states and political
  subdivisions                                               350,176,819     20,058,784      645,394      369,590,209
Debt securities issued by foreign
  governments                                                 22,223,930      1,758,642       28,404       23,954,168
Corporate securities                                         340,418,406     26,572,230      916,447      366,074,189
  Total fixed maturities                                     744,043,172     53,326,367    1,627,583      795,741,956
Equity securities                                              8,637,928     20,837,973       --           29,475,901
       Total                                                $752,681,100    $74,164,340    $1,627,583    $825,217,857

   The following is a summary of available-for-sale securities at December 31, 1994:

                                                                   Cost or          Gross          Gross        Estimated
                                                                  Amortized      Unrealized     Unrealized         Fair
                             1994                                    Cost           Gains         Losses          Value
US Treasury securities and obligations of US
  government corporations and agencies                           $ 28,659,884    $ 1,543,642    $   524,719    $ 29,678,807
Obligations of states and political
  subdivisions                                                    302,051,360      1,407,623     19,022,256     284,436,727
Debt securities issued by foreign
  governments                                                      26,343,642         46,220      1,072,524      25,317,338
Corporate securities                                              361,251,009      4,172,933     12,879,959     352,543,983
  Total fixed maturities                                          718,305,895      7,170,418     33,499,458     691,976,855
Equity securities                                                   9,728,145     14,546,906         45,202      24,229,849
       Total                                                     $728,034,040    $21,717,324    $33,544,660    $716,206,704

   The amortized cost and estimated fair value of fixed maturities, by contractual maturity, and equities available-for-sale at December 31, 1995, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          1995
                                                                COST OR         ESTIMATED
                                                               AMORTIZED           FAIR
                                                                  COST            VALUE
Due in one year or less                                       $ 26,792,311     $ 27,168,864
Due after one year through five years                          184,165,499      193,628,720
Due after five years through ten years                         482,852,735      517,996,841
Due after ten years                                             39,173,185       42,901,191
                                                               732,983,730      781,695,616
US government mortgage backed securities                        11,059,442       14,046,340
Equities                                                         8,637,928       29,475,901
       Total                                                  $752,681,100     $825,217,857

   The carrying amounts and fair values of the Corporation's investments in mortgage loans on real estate and policy loans were as follows at December 31, 1995 and 1994:

                                                                         1995                              1994
                                                                               ESTIMATED                         Estimated
                                                               CARRYING           FAIR           Carrying           Fair
                                                                AMOUNT           VALUE            Amount           Value
Commercial mortgages                                         $172,022,003     $186,619,325     $169,981,656     $170,169,251
Residential mortgages                                         167,751,726      176,661,907      168,476,605      156,615,617
                                                             $339,773,729     $363,281,232     $338,458,261     $326,784,868
Policy loans                                                 $ 54,480,175     $ 55,019,313     $ 53,425,676     $ 48,546,135

   Details of net investment income for the three years ended December 31, 1995 are as follows:

                                                               1995                  1994                   1993
Fixed maturities                                            $55,384,820           $54,057,136           $ 48,541,194
Equity securities                                               875,463             1,037,639                975,218
Mortgage loans on real estate                                28,648,021            28,277,362             33,667,861
Short-term investments                                        3,065,480             1,672,379              3,596,291
Realized investment gains (losses)                               71,434               (42,592)            10,802,968
Other                                                         4,441,141             4,169,001              3,305,772
  Total investment income                                    92,486,359            89,170,925            100,889,304
Investment expenses                                          (4,446,286)           (4,311,495)            (4,014,980)
  Net investment income                                     $88,040,073           $84,859,430           $ 96,874,324

   Realized investment gains (losses) and unrealized investment gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities, equity securities and other investments for the three years ended December 31, 1995 are summarized below:

                                                                            Investment Gains (Losses)
                                                                                   Change in
                                                             Realized              Unrealized                Net
1995
  Fixed maturities available-for-sale                       $(1,639,864)          $ 50,677,824(2)        $ 49,037,960
  Equity securities available-for-sale                        1,611,925              4,136,269(1)           5,748,194
  Other                                                          99,373                     --                 99,373
                                                            $    71,434           $ 54,814,093           $ 54,885,527
    (1)Net of $2,200,000 deferred income taxes.
    (2)Net of $27,350,000 deferred income taxes
      on available-for-sale fixed maturities at
      December 31, 1995.
1994
  Fixed maturities available-for-sale                       $(5,894,439)          $(49,386,850)(2)       $(55,281,289)
  Equity securities available-for-sale                        5,865,050             (3,806,638)(1)          2,058,412
  Other                                                         (13,203)               --                     (13,203)
                                                            $   (42,592)          $(53,193,488)          $(53,236,080)
    (1)Net of $2,050,000 deferred income tax
      benefit.
    (2)Net of $9,225,000 deferred income tax
      benefit on available-for-sale fixed
      maturities at December 31, 1994.
1993
  Fixed maturities                                          $ 7,898,182           $  2,048,149           $  9,946,331
  Equity securities                                           2,904,686             (1,636,487)(1)          1,268,199
  Other                                                             100                --                         100
                                                            $10,802,968           $    411,662           $ 11,214,630
     (1)Net of $725,000 deferred income tax
       benefit.

   Proceeds from the sales of available-for-sale securities during 1995 were $80,736,518 and gross investment gains and gross investment losses of $91,822 and $1,925,911 were realized on those sales, respectively. 1994 proceeds from the sales of available-for-sale securities were $214,588,898 and gross investment gains and gross investment losses of $9,186,184 and $10,199,263 were realized on those sales, respectively. There were no sales of fixed maturities in 1993. All proceeds were from calls and maturities.

   As of December 31, 1995 approximately 49% of the mortgage loans on real estate were on single family homes and 51% were on commercial properties such as apartments, shopping centers, office buildings and warehouses. Approximately 75% and 12%, respectively, of the mortgage loans are on properties geographically dispersed throughout Virginia and North Carolina. The Corporation manages the credit risk on its mortgage loan portfolio by, among other items, generally restricting loan to collateral value ratios to a maximum of 75% at the time the loan is made, limiting the total amount of loans outstanding by individual borrower and monitoring the type of loans and extent of geographic concentration within the region in which the Life Company operates.

   No investment in any person or affiliates of the Corporation exceeded ten percent of stockholders' equity at December 31, 1995.

3. REINSURANCE

   Future policy benefits and claims are stated after deducting benefits applicable to life insurance reinsured by other companies. The contingent liability for such deducted benefits was less than 1% of future policy benefits at December 31, 1995. Premiums related to such reinsurance are insignificant.

   The Life Company participates in several group life insurance programs as a reinsurer and also assumes reinsurance on a facultative (individual risk) basis from two other life insurance companies. Life insurance assumed relates principally to group life and represented approximately 17% of premium income for 1995, 1994 and 1993. Claims incurred under these group life insurance programs approximate the related premium income, and no significant assets or liabilities are required in the balance sheet.

4. PENSION PLAN AND HEALTH AND LIFE INSURANCE BENEFITS

   A noncontributory defined benefit pension plan covers substantially all employees. The benefits are based on years of service and the employee's compensation. As of December 31, 1995 and 1994, annuity contracts issued by Home Beneficial Life Insurance Company covered benefit obligations of $60,043,866 and $59,490,779, respectively, for employees for service prior to 1989 and for all retirees. The following table sets forth the plan's status for employees for service subsequent to 1988 as of the indicated actuarial valuation dates:

                                                                             December 31
                                                                        1995            1994
Actuarial present value of benefit obligations:
  Vested                                                             $15,803,378     $13,939,163
  Nonvested                                                            1,234,045         839,064
     Total accumulated benefit obligations                           $17,037,423     $14,778,227
Plan assets at fair value (held in a Deposit Administration
  Contract issued by Home Beneficial Life Insurance Company to
  the Plan)                                                          $15,456,682     $12,607,732
Projected benefit obligation                                         $24,326,621     $19,810,835
Unrecognized net transition asset                                    $ 1,253,989     $ 1,462,888

   The pension liabilities and reserves are included in future policy benefits which are held by the Life Company and are supported by the general investments of the Life Company.

   The weighted-average discount rate used in determining the actuarial present value of the above projected benefit obligations was 7% for both 1995 and 1994. The rate of increase used for future compensation was 4 1/2% for both 1995 and 1994.

   The components of net pension expense for 1995, 1994 and 1993 are as follows:

                                                             1995           1994           1993
Service cost -- benefits earned                           $1,914,743     $2,091,022     $2,051,748
Interest cost on projected benefit obligation              1,370,692      1,264,171      1,261,051
Net amortization and deferral                               (208,899)      (184,114)      (177,033)
     Net pension expense                                  $3,076,536     $3,171,079     $3,135,766

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

   Effective January 1, 1992 the Corporation adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of this accounting change for years prior to 1992, was a charge against income in 1992 of $29,444,884 (after related income taxes of $15,200,000).

   The following is an analysis of the Corporation's accrued postretirement benefit obligation for postretirement medical and life insurance benefit plans which is included in other liabilities in the consolidated balance sheet at December 31, 1995 and 1994:

                                                               1995              1994
Retirees                                                    $36,226,923       $37,274,485
Fully eligible active plan participants                      11,591,077        10,549,421
Other active plan participants                                6,481,518         5,367,253
  Accumulated postretirement benefit obligation              54,299,518        53,191,159
Unrecognized net gain                                         1,624,916         3,615,624
  Accrued postretirement benefit obligation                 $55,924,434       $56,806,783

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) at January 1, 1995 for the medical plan is 15% for participants under age 65, and 10.4% for participants over age 65. The trend rate for both groups is assumed to decrease gradually to 5 1/2% over approximately 14 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2,481,077, and the net periodic postretirement benefit cost for 1995 by $200,000.

   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% for both 1995 and 1994. Postretirement benefits expense was $1.6 million and $3.5 million for 1995 and 1994, respectively. This expense primarily represents interest expense on the accumulated postretirement benefit obligation and claims cost.

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

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax liabilities and assets as of December 31, 1995 and 1994 are as follows:

                                                                1995              1994
Deferred tax assets:
  Postretirement benefit obligation                         $ 16,866,585       $17,272,194
  Policy liabilities                                          16,614,264        16,214,063
  Unrealized investment losses on available-for-sale
     securities                                                  --              4,168,788
  Other -- net                                                 2,295,855         2,015,859
                                                              35,776,704        39,670,904
Deferred tax liabilities:
  Deferred policy acquisition expenses                        27,194,092        26,659,281
  Discount on fixed maturities                                 2,939,646         2,706,629
  Unrealized investment gain on available-for-sale
     securities                                               25,373,255           --
  Other -- net                                                 1,057,211         1,242,494
                                                              56,564,204        30,608,404
     Net deferred tax (liability) asset                     $(20,787,500)      $ 9,062,500

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

   The provision for income taxes differs from amounts computed by applying the statutory tax rate to income before income taxes, and these differences arise from the following:

                                                   1995                           1994                           1993
                                                        PERCENT OF                     Percent of                     Percent of
                                                         PRE-TAX                        Pre-Tax                        Pre-Tax
                                          AMOUNT          INCOME         Amount          Income         Amount          Income
Tax computed at the
  prevailing statutory rate             $20,320,000         35.0%      $19,450,000         35.0%      $22,400,000         35.0%
Deduct tax effect of:
  Investment income
     not taxable                           (450,000)         (.8)         (500,000)         (.9)         (775,000)        (1.2)
  Other                                     280,000           .5           450,000           .8          (325,000)         (.5)
                                           (170,000)         (.3)          (50,000)         (.1)       (1,100,000)        (1.7)
Provision for income taxes              $20,150,000         34.7%      $19,400,000         34.9%      $21,300,000         33.3%

6. CAPITAL STOCK

   The Corporation purchased 30,376 shares of its Class A and 94,624 shares of its Class B Common Stock in 1995 at a cost of $2,843,750. The cost was allocated to reduce Class A and Class B Common Stock par value by $9,492 and $29,570, respectively, and retained earnings by $2,804,688.

   In 1994 the Corporation purchased 374,948 shares of its Class B Common Stock at a cost of $7,675,184. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $117,171 and $7,558,013, respectively.

   During 1993 the Corporation purchased 587,838 shares of its Class B Common Stock at a cost of $14,142,511. The cost was allocated to reduce Class B Common Stock par value and retained earnings by $183,700 and $13,958,811, respectively.

7. STOCKHOLDERS' EQUITY AND RESTRICTIONS

   Consolidated stockholders' equity at December 31, 1995 includes $145,000,000 representing GAAP adjustments and minimum statutory capital and surplus requirements of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation.

   In addition, the Corporation and the Life Company are subject to the provisions of the Insurance Holding Company Act of the State of Virginia, which governs transactions between the Corporation and the Life Company. The Act, among other things, (1) requires that transactions among affiliates be fair and reasonable, and (2) assures maintenance of reasonable statutory capital and surplus in relation to the insurer's outstanding liabilities and its other financial needs. Also the Act requires the prior approval of the State Corporation Commission for transactions among affiliates that exceed three percent of the insurer's admitted assets or twenty-five percent of the insurer's statutory capital and surplus, whichever is the lesser, and, at December 31, 1995 the maximum amount available under this provision without prior approval approximated $38,000,000. The payment of dividends in any one year by the Life Company without approval by the State Corporation Commission is limited to the lesser of (1) ten percent of the insurer's prior year end statutory capital and surplus, or (2) prior year statutory net gain from operations before realized capital gains or losses.

   On a statutory basis, the net gain from operations before realized capital gains or losses of the Life Company was $29,356,705, $27,048,483 and $28,769,694 for the years ended 1995, 1994 and 1993, respectively; and stockholder's equity (capital and surplus) as of December 31, 1995, 1994 and 1993 was $343,196,949, $328,342,208 and $325,866,987, respectively.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Home Beneficial Corporation

We have audited the accompanying consolidated balance sheets of Home Beneficial Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Beneficial Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for investments in debt and equity securities in 1994.

                                                          /s/ ERNST & YOUNG LLP
Richmond, Virginia
February 9, 1996

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

In May 1993 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Corporation has both the positive intent and ability to hold-to-maturity are carried at amortized cost. Debt securities that the Corporation does not have the positive intent or ability to hold-to-maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. The Corporation adopted the provisions of SFAS No. 115 as of January 1, 1994 and placed its entire fixed maturity and equity securities portfolio in the available-for-sale classification. The Corporation believes it has the ability to hold all fixed income investments until maturity; however, securities may be sold to take advantage of investment opportunities generated by changing interest rates, prepayments, income tax considerations, as a part of the Corporation's asset/liability strategy, or for similar factors. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting SFAS No. 115 increased stockholders' equity by $21 million (net of deferred income taxes) to reflect the net unrealized gains on securities previously carried at amortized cost. Due to rising interest rates during 1994, a $17 million net unrealized loss (net of deferred income tax benefit) was charged against stockholders' equity at December 31, 1994. As a result of declining interest rates during 1995, a $33.6 million net unrealized gain (net of deferred income taxes) was credited to stockholders' equity at December 31, 1995.

Assets totaled $1.4 billion at December 31, 1995 with investment assets totalling $1.3 billion or 90% of total assets. Both total assets and invested assets increased over 1994; however, the growth in assets in 1995 benefited from increases in the carrying value of fixed maturities in accordance with the requirements of SFAS No. 115. At December 31, 1995 there were no principal and interest payments past due on fixed maturities and over 99% of the mortgage loans on real estate were current for both principal and interest. The Corporation is not aware of any potential problem loans, and there are no mortgage loans whose terms were restructured during 1995.

Cash and invested assets for 1995 exceeded total liabilities by 47%. The Life Company continually matches the investment portfolio to the cash flow demands of the types of insurance being written and maintains adequate cash and short-term investments to meet cash requirements for policy loans and voluntary policy terminations, as well as investment commitments. Policy loans increased $1 million for 1995 and account for less than 5% of total cash and invested assets.

As disclosed in the Notes to Consolidated Financial Statements at December 31, 1995, $145 million of consolidated stockholders' equity represents net assets of the Life Company that cannot be transferred in the form of dividends, loans or advances to the Corporation. However, this poses no liquidity concerns to the Corporation as it has sufficient cash flow to meet its operational requirements.

In May 1993, the FASB issued SFAS No. 114, "Accounting for Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be valued at the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price, or the fair market value of the collateral if the loan is collateral dependent. The Corporation adopted the provisions of SFAS No. 114 as of January 1, 1995. Adoption of this Standard did not have a significant effect on the financial condition or results of operations of the Corporation.

Effective December 31, 1993, the National Association of Insurance Commissioners adopted Risk-Based Capital (RBC) requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. The Life Company's statutory adjusted capital exceeds the authorized control level of the RBC requirement.

RESULTS OF OPERATIONS

Individual life insurance sales for 1995 increased 18% over 1994 results, which were down 1%. A significant part of the 1995 sales increase occurred during the last half of 1995. Premiums decreased 2% compared to a decrease of approximately 1% for both 1994 and 1993. Premium growth for 1995 was affected by a decline in premiums recognized from participation in a large group reinsurance contract. Premium growth for 1994 and 1993 was affected by reduced individual life insurance sales. Net investment income, excluding realized investment gains and losses, increased 3.6% compared to decreases of 1.4% and 5.1% for 1994 and 1993, respectively. The improvement for 1995 resulted from growth in invested assets. Net investment income for 1994 and 1993 was affected by the downward trend experienced in portfolio interest rates during 1993 and 1992. In addition, the Corporation used $34 million of internally generated funds between April 1991 and July 1994 to repurchase 1.5 million shares of its common stock. Realized investment gains and losses for 1995 and 1994 were insignificant. Realized investment gains amounted to $10.8 million for 1993, and resulted from calls and maturities of fixed maturities. Benefits and claims increased 2% compared to a decrease of 4% for 1994 and an increase of 7% for 1993. Individual mortality costs contributed to the changes in each of the years. General expenses declined 9% from 1994 results. The decline is attributable to increased expense deferral related to increased individual sales and an improvement in employee health plan costs.

See "A Message to Our Stockholders" for further discussion and analysis of financial condition and results of operations.

QUARTERLY FINANCIAL INFORMATION

                                                   First            Second           Third            Fourth
                                                  Quarter          Quarter          Quarter          Quarter
1995
  Premium income                                $ 28,806,763     $ 28,533,352     $ 28,413,634     $ 28,292,959
  Net investment income                           21,856,392       22,014,414       22,088,189       22,081,078
  Income before income
     taxes                                        13,664,730       14,651,493       13,849,292       15,883,747
  Net income                                       9,464,730        9,001,493        9,399,292       10,033,747
  Net income per share                                   .54              .51              .54              .57

1994
  Premium income                                $ 28,812,257     $ 28,360,063     $ 29,045,487     $ 29,853,615
  Net investment income                           21,044,266       21,165,271       21,098,994       21,550,899
  Income before income
     taxes                                        13,508,882       14,388,247       13,135,979       14,562,868
  Net income                                       9,308,882        8,638,247        8,985,979        9,262,868
  Net income per share                                   .52              .48              .51              .53

MARKET AND DIVIDEND INFORMATION

The Corporation's Class B Non-Voting Common Stock trades on The Nasdaq Stock Market under the Symbol HBENB. The Corporation's Class A Voting Stock is not publicly traded, but is entitled to the same cash dividend as Class B Non-Voting Common Stock. The approximate number of record holders of the Corporation's common stock at December 31, 1995 was 2,000.

The following table gives the high and low prices of the Corporation's Class B Non-Voting Common Stock and the cash dividends paid per share for each quarter in the past two years.

                         High       Low     Dividend

1995
  First Quarter          $20 3/4   $19       $  .20
  Second Quarter          21 3/4    19          .21
  Third Quarter           24        20 1/4      .21
  Fourth Quarter          25 1/2    22 3/4      .21

1994
  First Quarter          $23       $20       $ .195
  Second Quarter          21 1/2    20          .20
  Third Quarter           22        20 1/4      .20
  Fourth Quarter          21 1/2    19 1/2      .20

RECORD OF GROWTH OF INSURANCE

         FIVE YEARS ENDED DECEMBER 31              1995               1994            1993           1992           1991
                                                                             (Dollars in thousands)
Insurance in force at end of period
  Direct Sales
     Permanent.................................    $ 3,588,841     $ 3,487,732     $3,475,846     $3,493,455     $3,443,609
     Term......................................      1,107,583       1,061,649      1,046,115      1,048,076        775,688
       Total...................................      4,696,424       4,549,381      4,521,961      4,541,531      4,219,297
  Group........................................      6,029,525       5,674,447      5,466,635      5,249,927      2,328,608
       Total...................................    $10,725,949     $10,223,828     $9,988,596     $9,791,458     $6,547,905
New insurance written
  Direct Sales
     Permanent.................................    $   707,779     $   598,301     $  600,158     $  642,629     $  659,425
     Term......................................        230,416         192,227        196,247        359,406        191,217
       Total...................................        938,195         790,528        796,405      1,002,035        850,642
  Group........................................        372,247         225,565        258,174      3,215,242          1,015
     Total.....................................    $ 1,310,442     $ 1,016,093     $1,054,579     $4,217,277     $  851,657
Premium income
  Life and annuity.............................    $   105,428     $   106,957     $  107,091     $  107,650     $   93,720
  Accident and health..........................          8,619           9,114          9,278         10,296          9,773
         Total.................................    $   114,047     $   116,071     $  116,369     $  117,946     $  103,493

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEARS ENDED DECEMBER 31                    1995               1994               1993               1992               1991
Premium income...........................  $  114,046,708     $  116,071,422     $  116,369,121     $  117,946,267    $  103,492,622
Net investment income(1).................      88,040,073         84,859,430         96,874,324         93,583,108        93,913,440
Net income before accounting change......      37,899,262         36,195,976         42,614,453         46,478,370        47,361,885
Accounting change(2).....................              --                 --                 --        (29,444,884)               --
Net income(1)............................      37,899,262         36,195,976         42,614,453         17,033,486        47,361,885
Net income per share(1)(2)
  Before accounting change...............            2.16               2.04               2.35               2.50              2.51
  Accounting change......................              --                 --                 --              (1.58)               --
     Net.................................            2.16               2.04               2.35                .92              2.51
Dividends paid per share.................             .83               .795               .775                .76               .69
Investments(3)...........................   1,266,787,088      1,146,717,259      1,143,940,703      1,116,410,112     1,080,540,431
Total assets.............................   1,403,354,824      1,288,826,060      1,280,233,898      1,248,432,740     1,205,296,739
Total liabilities........................     861,267,246        822,056,126        806,971,506        787,991,344       748,363,554
Stockholders' equity.....................     542,087,578        466,769,934        473,262,392        460,441,396       456,933,185
Book value per share.....................           31.08              26.58              26.38              24.85             24.41

(1) Realized investment gains and losses for 1991, 1994 and 1995 were insignificant. Realized gains were $10,802,968 and $2,857,454 in 1993 and 1992, respectively.

(2) The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992. Adoption of this Standard was recognized as an accounting change. See Note 4 of Notes to Consolidated Financial Statements.

(3) The Corporation adopted Statement of Financial Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. Adoption of SFAS No. 115 resulted in a $26.3 million decrease in the carrying value of debt securities at December 31, 1994 and increased the carrying value $51.7 million at December 31, 1995. In accordance with SFAS No. 115, prior period financial statement balances were not restated. See
    Note 1 of Notes to Consolidated Financial Statements.

DIRECTORS

R. W. WILTSHIRE                                  H. D. GARNETT, CPA
Chairman of the Board                            Vice President and Controller

L. W. RICHARDSON                                 G. T. RICHARDSON
Retired Vice President                           Vice President

R. W. WILTSHIRE, JR.                             W. G. HANCOCK
President and                                    Counsel
Chief Executive Officer                          Partner, Mays & Valentine

J. M. WILTSHIRE, JR.                             DIANNE N. COLLINS
Secretary                                        Community Volunteer

W. B. WILTSHIRE, CLU
Vice President

OFFICERS OF HOME BENEFICIAL CORPORATION AND/OR
HOME BENEFICIAL LIFE INSURANCE COMPANY

*R. W. WILTSHIRE                                  W. C. HANCOCK, M.D.
 Chairman of the Board                            Medical Director

*R. W. WILTSHIRE, JR.                            R. L. STILES
 President and                                    Asst. Vice President
 Chief Executive Officer
                                                 R. I. KEMPTON
H. S. BOURNE                                      Asst. Vice President
 Vice President
                                                 R. G. GILLISPIE, FLMI
*J. M. WILTSHIRE, JR.                             Asst. Vice President
 Secretary
                                                 A. N. FASTIGE
*W. B. WILTSHIRE, CLU                             Asst. Vice President
 Vice President
                                                 W. A. SIMMONS
*H. D. GARNETT, CPA                               Asst. Vice President
 Vice President and Controller
                                                 R. L. STEVENS
*G. T. RICHARDSON                                 Asst. Vice President
 Vice President
                                                 J. P. WINN
W. T. MACE                                        Asst. Vice President
 Vice President
                                                 C. L. MARSH, CFA, CPA, FLMI
C. P. PARRISH, FLMI                               Asst. Vice President
 Vice President
                                                 J. B. SHEPPARD
E. L. JOHNSON, III, FSA                           Asst. Vice President
 Vice President and
 Chief Actuary                                   R. R. POSA, FSA
                                                  Asst. Actuary
*B. P. BOYD
 Vice President and                              H. C. HUTCHERSON, FSA
 Asst. Secretary                                  Asst. Actuary

A. O. BENNETT, FLMI                              G. T. NUCKOLLS, JR.
 Vice President                                   Asst. Secretary

K. H. BOGGS, Jr.                                 H. J. SMITH
 Vice President                                   Asst. Secretary

*D. M. WESTERHOUSE, JR., CPA                     J.S. STEWART, FLMI
 Treasurer                                        Asst. Secretary

*W. F. COLLINS, FLMI                             C. J. JACKSON
 Auditor                                          Asst. Secretary

H. H. NASH, FSA                                 *W. G. HANCOCK
 Actuary                                          Counsel


*Officers of both the Corporation and the Life Company. Others are officers of the Life Company only.

MAYS & VALENTINE, General Counsel